82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Trust & Banking Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4617 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE: 5/25/06

82-4677

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

May. 22, 2006

ARLS
3-31-06

Financial Results For Fiscal Year 2005

The Sumitomo Trust and Banking Company, Limited ("the Bank" hereafter) announces its financial results for fiscal year 2005 ended March 31, 2006 and forecasts for full fiscal year 2006 ending March 31, 2007. The financial summary is stated as below.

Financial Results for Fiscal Year 2005 <under Japanese GAAP>

Years ended March 31	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2006 (unaudited)	2005	% change	2006
<Consolidated>				
Operating Income	789,875	500,949	57.7	6,725.8
Operating Profits	171,949	134,161	28.2	1,464.1
Net Income	100,069	96,865	3.3	852.1
Total Assets	20,631,938	15,908,374	29.7	175,680.7
Stockholders' Equity	1,117,991	909,726	22.9	9,519.7
Per Share	Yen		change	U.S.Dollars
Net Income	59.91	59.86	0.05	0.51
Net Income (fully diluted)	59.87	58.07	1.80	0.51
Stockholders' Equity	668.38	545.99	122.39	5.69
	%		change	
BIS Capital Adequacy Ratio	10.90 (preliminary)	12.50	(1.60)	
Cash Flows	Millions of Yen			Millions of U.S.Dollars
Cash Flows from Operating Activities	1,804,932	324,362		15,369.0
Cash Flows from Investing Activities	(1,291,109)	(743,034)		(10,993.8)
Cash Flows from Financing Activities	22,745	54,972		193.7
Cash and Cash Equivalents at End of Year	691,450	152,132		5,887.7

Notes : 1. This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
2. U.S. dollar amounts are converted, for convenience only, at 117.44 yen per dollar (Interbank rate in Tokyo at March 31, 2006).
3. All amounts less than one million yen are presented on a rounding down basis.

4. Average number of shares during the fiscal year ended :
   March 31,2006: Common Stock 1,668,962,652 ; Preferred Stock -
   March 31,2005: Common Stock 1,616,816,792 ; Preferred Stock 29,629,230
5. Number of issued shares as of :
   March 31,2006: Common Stock 1,672,570,765 ; Preferred Stock -
   March 31,2005: Common Stock 1,666,072,412 ; Preferred Stock -
6. Consolidation and Application of the Equity Method

(1)Consolidated Companies	24	Companies
(newly consolidated)	6	Companies
(excluded)	1	Company
(2)Companies Accounted for by the Equity Method	9	Companies
(newly accounted for by the Equity Method)	-	Company
(excluded)	-	Company

Years ended March 31	Millions of Yen, except for percentages 2006 (unaudited)	2005	% change	Millions of U.S.Dollars 2006
<Non-consolidated>				
Operating Income	558,127	478,474	16.6	4,752.4
Operating Profits	148,293	120,587	23.0	1,262.7
Net Income	88,497	84,700	4.5	753.6
Total Assets	20,371,732	16,018,584	27.2	173,465.0
Stockholders' Equity	1,096,049	903,013	21.4	9,332.8
Per Share	Yen		change	U.S.Dollars
Net Income	52.98	52.34	0.64	0.45
Net Income (fully diluted)	52.95	50.78	2.17	0.45
Annual Dividends [Common Stock]	12.00	12.00	-	0.10
Interim	6.00	-	6.00	0.05
Year-end	6.00	12.00	(6.00)	0.05
Stockholders' Equity	655.27	541.96	113.31	5.58
	%		change	
Equity to Total Assets Ratio	5.4	5.6	(0.2)	

May. 22, 2006

Income Forecasts for Fiscal Year 2006

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	770,000
Operating Profits	175,000
Net Income	105,000
	Yen
Net Income per Share	62.78

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	540,000
Operating Profits	150,000
Net Income	90,000
	Yen
Net Income per Share	53.81
Annual Dividends per Share [Common Stock]	15.00
Interim	7.50
Year-end	7.50

Note : Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

For further information, please contact Hitoshi Sato / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : satohit@sumitomotrust.co.jp.

Consolidated Balance Sheet

(Millions of Yen)

	Mar-06 (unaudited)	Mar-05	Change
Assets:			
Cash and Due from Banks	892,274	432,183	460,091
Call Loans and Bills Bought	440,945	85,255	355,690
Monetary Claims Bought	583,153	219,782	363,371
Trading Assets	435,044	282,812	152,232
Money Held in Trust	14,768	2,000	12,768
Securities	5,767,544	4,587,489	1,180,054
Loans and Bills Discounted	10,186,276	9,013,920	1,172,356
Foreign Exchanges	3,083	7,397	(4,313)
Other Assets	1,608,153	790,045	818,107
Premises and Equipment	109,653	106,826	2,827
Deferred Tax Assets	20,320	80,327	(60,006)
Goodwill	113,165	-	113,165
Customers' Liabilities for Acceptances and Guarantees	533,760	399,099	134,660
Reserve for Possible Loan Losses	(76,206)	(80,806)	4,599
Reserve for Losses on Investment Securities	-	(17,958)	17,958
Total Assets	20,631,938	15,908,374	4,723,563
Liabilities:			
Deposits	10,363,233	9,130,196	1,233,037
Negotiable Certificates of Deposit	2,408,656	1,487,025	921,631
Call Money and Bills Sold	669,023	301,937	367,086
Payables under Repurchase Agreements	983,715	936,658	47,056
Paybles under Securities Lending Transactions	703,050	53,507	649,542
Trading Liabilities	69,861	51,817	18,044
Borrowed Money	417,089	160,608	256,480
Foreign Exchanges	1	903	(901)
Short-term Corporate Bonds	331,600	-	331,600
Bonds and Notes	377,600	388,100	(10,500)
Borrowed Money from Trust Account	1,733,446	1,473,736	259,710
Other Liabilities	664,394	515,675	148,718
Reserve for Employees' Bonus	5,790	4,371	1,418
Reserve for Employee Retirement Benefits	10,204	2,551	7,653
Deferred Tax Liabilities	77,022	40	76,981
Deferred Tax Liabilities for Land Revaluation	6,410	6,613	(203)
Negative Goodwill	-	553	(553)
Acceptances and Guarantees	533,760	399,099	134,660
Total Liabilities	19,354,861	14,913,397	4,441,463
Minority Interest	159,085	85,250	73,835
Stockholders' Equity:			
Capital Stock	287,283	287,053	230
Capital Surplus	240,703	240,472	230
Retained Earnings	349,751	279,966	69,874
Revaluation Reserve for Land, Net of Taxes	(3,740)	(3,551)	(189)
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	248,116	116,628	131,488
Foreign Currency Translation Adjustments	(3,871)	(6,376)	2,504
Treasury Stock	(251)	(4,466)	4,215
Total Stockholders' Equity	1,117,991	909,726	208,264
Total Liabilities, Minority Interest and Stockholders' Equity	20,631,938	15,908,374	4,723,563

Notes to Consolidated Balance Sheet at the end of Fiscal Year 2005

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in "Trading Assets" and "Trading Liabilities" on a trade date basis.

Trading account securities and monetary claims are stated at market value of the fiscal year end and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at the end of the fiscal year.

2. Securities

Held-to-maturity debt securities are carried at amortized cost, using the moving average method. Equity securities issued by subsidiaries and affiliated companies those are not consolidated or accounted for using the equity method are stated at moving average cost.

Japanese stocks classified as available-for-sale securities with fair market value are revalued at the average fair market value of the final month in the fiscal year. Securities other than Japanese stocks classified as available-for-sale securities with fair market value are revalued at the fair market value on the end of the fiscal year.

Available-for-sale securities without fair market value are carried at cost or amortized cost using moving average method.

Net unrealized gains (losses) on securities available for sale, net of taxes are recorded as a separate component of stockholders' equity and its amount is reported on the consolidated balance sheet.

3. Securities in Money Held in Trust

Securities included in money held in trust of sole investments mainly for purpose of securities investments are revalued at the fair market value.

4 Issuance Costs of Stocks, Issuance Costs of Bonds and Discounts of Bonds

Issuance costs of stocks and issuance costs of bonds are charged to expenses when incurred. Discount of bonds are deferred and amortized using the straight-line method over the lives of the bonds.

5 Reserve for Possible Loan Losses

For the Bank, reserve for possible loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and internal rules regarding reserve for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, a specific reserve is provided based on the amount considered to be necessary by on an overall solvency assessment, on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among claims to debtors with more than a certain amount of the Bank's claims to debtors, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured Loans (see following note 10), or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by the responsible branches and credit supervision division based on the internal rules for self-assessment of asset quality. The Corporate Risk Management Department, which is independent from branches and credit supervision division, subsequently conducts the audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 46,368 millions of yen.

For the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim, respectively.

6 Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at each fiscal year-end.

Prior service cost is recognized in expenses using the straight-line method over the average of the estimated remaining service lives (mainly 10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service lives (mainly 10 years).

7 Hedge Accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). In hedging activities to offset change in the fair value of deposits, loans, etc., as hedged items, the Bank designates hedged items and interest rate swaps etc. as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuational factor of interest rate for hedged items and for hedging transactions.

Deferred hedge income and losses resulted from "Macro Hedge Accounting", which are included in "Other Assets" and "Other Liabilities" in the consolidated balance sheet, are amortized over the remaining period for each hedging transaction. As of March 31,2006, deferred hedge losses and income resulted from "Macro Hedge Accounting" are 83,116 millions of yen and 83,916 millions of yen, respectively. "Macro Hedge Accounting" had been the former hedge accounting method, which was stated in the "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15), under which the Bank managed the total interest rate risk arising from various financial assets and liabilities, such as loans, bills discounted, deposits etc., as a whole by using financial derivative transactions.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25").

The Bank designates specific currency swaps and foreign exchange swaps made to mitigate the foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available-for-sale securities denominated in foreign currencies except for bonds as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

The Bank strictly applies Report No.24 and 25 to such internal hedging transactions, such as interest rate swaps and currency swaps, etc., made between the consolidated companies or between banking and trading account. The Bank assesses the effectiveness of internal hedging transactions as it does for external ones without arbitrary choices. On the basis described above, income and losses from these transactions are recognized or deferred without netting off.

(Others)

The Bank also applies the individual deferred hedge accounting to specific assets and liabilities. Consolidated subsidiaries apply the individual fair value hedge accounting or the accrual-basis hedge accounting on interest rate swaps.

8 Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" are 2,246 millions of yen and 43,043 millions of yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

9 Loans More than Three Months Past Due

"Loans More than Three Months Past Due" amounts to 3 millions of yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

10 Restructured Loans

"Restructured Loans" amounts 62,497 millions of yen.

Restructured loans are those loans whose terms have been relaxed to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

11 Other Assets

"Other Assets" in the consolidated balance sheet includes the amount of 6,316 million yen of provisional payment of the withholding tax. For this issue, the Bank received reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. The Bank filed a petition with the National Tax Tribunal objecting to such tax imposition, whereby the Bank's petition was dismissed on February 22, 2005. However, the Bank disputed the alleged legal basis for this imposition, and then filed a lawsuit in the Tokyo District Court on March 31, 2005 and the claim is currently in litigation.

12 Projected Benefit Obligation

	(Millions of Yen)
Projected Benefit Obligation	(222,301)
Plan Assets (market value)	322,252
Unfunded Projected Benefit Obligation	99,950
Unrecognized Net Actuarial Loss	(43,195)
Unrecognized Net Prior Service Cost	1,108
Net Amount recognized in the Consolidated Balance Sheet	57,863
of which Prepaid Pension Cost	68,067
of which Reserve for Employee Retirement Benefits	(10,204)

Consolidated Statement of Income

(Millions of Yen)

	Mar-06 (unaudited)	Mar-05	Change
Operating Income:			
Trust Fees	68,900	71,316	(2,416)
Interest Income:	271,359	238,698	32,661
Interest on Loans and Discounts	137,367	120,203	17,163
Interest and Dividends on Securities	117,590	97,186	20,404
Fees and Commissions	124,999	88,466	36,533
Trading Income	6,317	4,239	2,078
Other Operating Income	234,106	46,861	187,244
Other Income	84,190	51,367	32,823
Total Operating Income	789,875	500,949	288,925
Operating Expenses:			
Interest Expenses:	120,386	89,684	30,701
Interest on Deposits	57,363	33,003	24,360
Fees and Commissions	24,427	20,996	3,430
Trading Expenses	812	72	740
Other Operating Expenses	200,514	51,008	149,506
General and Administrative Expenses	174,527	138,239	36,288
Other Expenses	97,256	66,787	30,469
Total Operating Expenses	617,925	366,788	251,136
Operating Profits	171,949	134,161	37,788
Extraordinary Profits	1,738	28,563	(26,825)
Extraordinary Losses	2,347	4,869	(2,522)
Income before Income Taxes and Others	171,340	157,854	13,485
Provision for Income Taxes and Others:			
Current	5,074	1,981	3,092
Deferred	61,978	56,216	5,761
Minority Interest	4,218	2,791	1,426
Net Income	100,069	96,865	3,204

Notes to Consolidated Statement of Income for Fiscal Year 2005

1. Trading Profits and Losses
   Profits and losses on trading transactions are shown as "Trading Income" or "Trading Expenses" on a trade date basis.

2. Other Income
   "Other Income" includes 57,002 millions yen of gains on derivative transaction for stock and 15,555 millions yen of gains on sale of shares and other securities.

3. Other Expenses
   "Other Expenses" includes 61,784 millions yen of losses on derivative transaction for stock and 7,740 millions yen of losses on devaluation of shares and other securities.

Consolidated Statement of Capital Surplus and Retained Earnings

(Millions of Yen)

	Mar-06 (unaudited)	Mar-05	Change
(Capital Surplus)			
Balance of Capital Surplus at Beginning of Year	240,472	240,437	35
Increase	230	35	195
Balance of Capital Surplus at End of Year	240,703	240,472	230
(Retained Earnings)			
Balance of Retained Earning at Beginning of Year	279,966	192,150	87,816
Increase	100,259	97,524	2,734
Decrease	30,474	9,708	20,766
Balance of Retained Earning at End of Year	349,751	279,966	69,784

Consolidated Statement of Cash Flows

(Millions of Yen)

	Mar-06 (unaudited)	Mar-05	Change
Cash Flows from Operating Activities :			
Income before Income Taxes and Others	171,340	157,854	13,485
Depreciation	5,475	5,351	124
Losses on Impairment of Fixed Assets	828	106	721
Amortization of Negative Goodwill	5,343	(1,407)	6,751
Equity in Losses (Earnings) of Affiliates	(2,695)	(1,505)	(1,190)
Increase (Decrease) in Reserve for Possible Loan Losses	(19,062)	(30,978)	11,915
Increase (Decrease) in Reserve for Losses on Investment Securities	(17,958)	14,930	(32,889)
Increase (Decrease) in Reserve for Employees' Bonus	253	155	97
Increase (Decrease) in Reserve for Employee Retirement Benefits	(780)	111	(891)
Interest Income	(271,359)	(238,698)	(32,661)
Interest Expenses	120,386	89,684	30,701
Losses (Gains) on Securities	(1,690)	(23,734)	22,044
Losses (Gains) on Money Held in Trust	(2,581)	(71)	(2,509)
Losses (Gains) on Foreign Exchanges	(92,888)	(52,828)	(40,060)
Losses (Gains) on Sale of Premises and Equipment	1,407	1,094	313
Net Decrease (Increase) in Trading Assets	(152,232)	18,322	(170,554)
Net Increase (Decrease) in Trading Liabilities	18,044	4,645	13,398
Net Decrease (Increase) in Loans and Bills Discounted	(1,049,936)	(157,141)	(892,794)
Net Increase (Decrease) in Deposits	1,224,389	346,289	878,099
Net Increase (Decrease) in Negotiable Certificates of Deposit	921,631	104,765	816,865
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	(235,562)	(4,784)	(230,777)
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	79,226	(48,974)	128,200
Net Decrease (Increase) in Call Loans and Others	(713,790)	4,440	(718,230)
Net Increase (Decrease) in Call Money and Others	414,142	63,296	350,846
Net Increase (Decrease) in Paybles under Securities Lending Transactions	649,542	(185,630)	835,173
Net Decrease (Increase) in Foreign Exchange Assets	4,313	5,937	(1,623)
Net Increase (Decrease) in Foreign Exchange Liabilities	(901)	(6,312)	5,410
Net Increase (Decrease) in Short-term Corporate Bonds Liabilities	331,600	-	331,600
Net Increase (Decrease) in Borrowed Money from Trust Account	259,710	48,588	211,121
Interest Income Received on Cash Basis	290,262	237,796	52,466
Interest Expenses Paid on Cash Basis	(116,786)	(83,227)	(33,558)
Other - Net	(8,536)	57,546	(66,082)
Sub-Total	1,811,136	325,622	1,485,514
Income Tax Paid	(6,203)	(1,259)	(4,943)
Net Cash Provided by (Used in) Operating Activities	1,804,932	324,362	1,480,570
Cash Flows from Investing Activities :			
Purchase of Securities	(6,593,697)	(11,208,948)	4,615,250
Proceeds from Sale of Securities	4,950,377	9,442,280	(4,491,903)
Proceeds from Redemption of Securities	501,262	1,031,361	(530,099)
Increase in Money Held in Trust	(10,299)	(1,313)	(8,986)
Decrease in Money Held in Trust	106	-	106
Purchase of Premises and Equipment	(6,850)	(5,756)	(1,094)
Proceeds from Sale of Premises and Equipment	3,034	1,301	1,733
Purchase of Stock of New Consolidated Subsidiaries	(135,041)	-	(135,041)
Purchase of Stock of Consolidated Subsidiaries	-	(1,960)	1,960
Net Cash Provided by (Used in) Investing Activities	(1,291,109)	(743,034)	(548,074)
Cash Flows from Financing Activities :			
Proceeds from Subordinated Borrowings	-	10,000	(10,000)
Proceeds from Subordinated Bonds and Convertible Bonds	79,271	89,538	(10,266)
Redemption of Subordinated Bonds and Convertible Bonds	(90,500)	(32,400)	(58,100)
Proceeds from Issuance of Stock	461	-	461
Proceeds from Issuance of Stock to Minority Stockholders	62,484	-	62,484
Proceeds from Issuance of Consolidated Subsidiaries' Stock to Minority Stockholders	-	98	(98)
Dividends Paid	(30,031)	(9,627)	(20,404)
Dividends Paid to Minority Stockholders	(2,766)	(2,595)	(170)
Purchase of Treasury Stock	(111)	(114)	3
Proceeds from Sale of Treasury Stock	3,937	73	3,863
Net Cash Provided by (Used in) Financing Activities	22,745	54,972	(32,227)
Effect on Exchange Rate Changes on Cash and Cash Equivalents	2,749	(419)	3,168
Net Change in Cash and Cash Equivalents	539,318	(364,119)	903,437
Cash and Cash Equivalents at Beginning of Year	152,132	516,251	(364,119)
Cash and Cash Equivalents at End of Year	691,450	152,132	539,318

Notes to Consolidated Statement of Cash Flows for Fiscal Year 2005

1. Definition of Cash and Cash Equivalents

In preparing the consolidated statement of cash flows, cash and due from Bank of Japan ("BOJ") in the case of the Bank, and cash and due from banks in the case of the consolidated subsidiaries, are considered to be "Cash and Cash Equivalents."

2. Reconciliation between Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	892,274
Due from Banks (excluding due from BOJ)	(200,824)
Cash and Cash Equivalents	691,450

3. Purchase of Stock of New Consolidated Subsidiaries

The Bank purchased the stocks of new consolidated subsidiaries in this fiscal year. The relations between increasing assets and liabilities and cash outflow for the purchase are as follows;

<Sumishin Matsushita Financial Services Co.,Ltd.>

	(Millions of Yen)
Assets	518,271
Other Assets	334,085
Liabilities	(489,261)
Borrowed Money	(381,360)
Minority Interest	(9,863)
Goodwill	10,078
Purchase Price of Additional Common Stock	29,224
Cash and Cash Equivalents of Sumishin Matsushita Financial Services Co.,Ltd.	(310)
Net Cash Used in the Purchase of Stock of Sumishin Matsushita Financial Services Co.,Ltd.	28,914

<First Credit Corporation>

	(Millions of Yen)
Assets	134,542
Loans and Bills Discounted	115,245
Liabilities	(113,112)
Borrowed Money	(110,000)
Goodwill	109,037
Purchase Price of Additional Common Stock	130,468
Cash and Cash Equivalents of First Credit Corporation	(24,325)
Net Cash Used in the Purchase of Stock of First Credit Corporation	106,142

Segment Information by Location (Consolidated)

Year ended March 31, 2006 (unaudited)	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
I **Total Operating Income**	672,562	44,145	69,504	17,850	804,062	(14,187)	789,875
(1) Unaffiliated Customers	668,734	37,540	68,171	15,429	789,875	-	789,875
(2) Intersegment	3,827	6,605	1,332	2,421	14,187	(14,187)	-
Total Operating Expenses	506,641	39,794	67,575	17,108	631,121	(13,195)	617,925
Operating Profits	165,920	4,350	1,928	741	172,941	(991)	171,949
II **Total Assets**	19,616,225	1,157,298	734,000	748,327	22,255,851	(1,623,913)	20,631,938

Year ended March 31, 2005	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
I **Total Operating Income**	437,062	30,846	37,047	7,518	512,474	(11,525)	500,949
(1) Unaffiliated Customers	434,986	23,099	35,778	7,085	500,949	-	500,949
(2) Intersegment	2,076	7,746	1,269	432	11,525	(11,525)	-
Total Operating Expenses	313,118	28,723	30,713	4,887	377,444	(10,655)	366,788
Operating Profits	123,943	2,122	6,334	2,630	135,030	(869)	134,161
II **Total Assets**	15,254,312	946,372	610,283	535,751	17,346,719	(1,438,344)	15,908,374

Market Value Information for Fiscal Year 2005 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

	March 31, 2006	
Millions of Yen	Book Value	Net Unrealized Gain(Loss) Reflected on the Statement of Income
Trading Securities	365,923	50

(b) Held-to-Maturity Debt Securities with Market Value

	March 31, 2006				
	Book	Market	Unrealized Gain(Loss)		
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese Government Bonds	517,690	512,513	(5,716)	31	5,208
Japanese Local Government Bonds	50	49	(0)	-	0
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	319,650	317,881	(1,769)	19	1,788
Others	1,423	1,480	56	59	2
Total	838,814	831,924	(6,889)	110	6,999

Market value is based on the closing prices at the end of the fiscal year.

(c) Available-for-Sale Securities with Market Value

	March 31, 2006				
		Book	Unrealized Gain(Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	463,943	911,397	447,454	450,672	3,218
Japanese Bonds	1,411,328	1,392,721	(18,606)	832	19,438
Government Bonds	882,368	868,598	(13,770)	697	14,468
Local Government Bonds	81,824	80,163	(1,660)	40	1,701
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	447,134	443,960	(3,174)	94	3,269
Others	2,076,139	2,059,100	(17,038)	15,505	32,544
Foreign Stocks	3,493	3,824	330	340	10
Foreign Bonds	1,729,594	1,701,732	(27,861)	4,416	32,277
Others	343,051	353,543	10,492	10,748	256
Total	3,951,410	4,363,219	411,809	467,010	55,201

Book value in the consolidated balance sheet reflects market value calculated by using the average market value during final month of the fiscal year as for Japanese stocks, and by using the market value at the end of the fiscal year as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities sold during the Fiscal Year

	March 31, 2006		
Millions of Yen	Amount Sold	Gain	Loss
Available-for-Sale Securities	5,096,186	44,016	34,585

(e) Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2006
Millions of Yen	Book Value
Available-for-Sale Securities	
Unlisted Japanese Bonds	215,859
Trust Certificates of Loan Trust	185,397
Unlisted Foreign Securities	143,911

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with Maturity and Held-to-Maturity Debt Securities

	March 31, 2006			
	Book Value			
Millions of Yen	~1YR	1YR~5YR	5YR~10YR	10YR~
Japanese Bonds	569,278	1,093,959	630,518	152,215
Government Bonds	239,842	488,405	508,118	149,923
Local Government Bonds	4,508	37,654	38,050	-
Short-Term Corporate Bonds	-	-	-	-
Corporate Bonds	324,927	567,900	84,349	2,292
Others	168,515	792,124	777,072	516,267
Foreign Bonds	36,585	647,533	724,858	365,847
Others	131,929	144,591	52,214	150,420
Total	737,793	1,886,084	1,407,591	668,483

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	March 31, 2006		
Millions of Yen	Book Value	Market Value	Net
Investments in Affiliates	725	2,479	1,753

Market value is based on the closing prices at the end of the fiscal year.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2006	
Millions of Yen	Book Value	Unrealized Gain(Loss)
Money Held in Trust for Trading Purpose	12,468	547

(b) Money Held in Trust being Held-to-Maturity

There are no corresponding items.

(c) Money Held in Trust for Others (other than for trading purpose and being held-to-maturity)

	March 31, 2006				
			Unrealized Gain(Loss)		
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Money Held in Trust for Others	2,300	2,300	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	March 31, 2006
Net Unrealized Gains	411,996
Available-for-Sale Securities	411,996
(-) Amount Equivalent to Deferred Tax Liabilities	(166,916)
Total (before adjustment for Minority Interest)	245,079
(-) Minority Interest	53
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	3,090
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	248,116

Net unrealized gains includes foreign currency translation adjustments on foreign securities without market value and investment in limited partnerships.

Market Value Information for Fiscal Year 2004 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

		March 31, 2005
Millions of Yen	*Book Value*	*Net Unrealized Gain(Loss) Reflected on the Statement of Income*
Trading Securities	235,181	49

(b) Held-to-Maturity Debt Securities with Market Value

					March 31, 2005
	Book	*Market*	*Unrealized Gain(Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	427,552	431,004	3,452	3,452	0
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	389,888	390,982	1,094	1,098	4
Others	5,195	5,345	150	151	1
Total	822,635	827,333	4,697	4,702	5

Market value is based on the closing prices at the end of the fiscal year.

(c) Available-for-Sale Securities with Market Value

					March 31, 2005
		Book	*Unrealized Gain(Loss)*		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	440,249	633,385	193,135	206,286	13,150
Japanese Bonds	957,192	960,515	3,322	3,667	345
Government Bonds	609,039	610,900	1,860	1,977	116
Local Government Bonds	60,067	60,486	418	612	194
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	288,085	289,128	1,043	1,078	34
Others	1,718,243	1,714,789	(3,453)	11,294	14,748
Total	3,115,685	3,308,690	193,005	221,249	28,244

Book value in the consolidated balance sheet reflects market value calculated by using the average market value during final month of the fiscal year as for Japanese stocks, and by using the market value at the end of the fiscal year as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities sold during the Fiscal Year

			March 31, 2005
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	9,436,316	62,328	34,320

(e) Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2005
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	181,960
Unlisted Foreign Securities	168,219
Unlisted Japanese Stocks	95,767

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

	March 31, 2005			
	Book Value			
Millions of Yen	~1YR	1YR~5YR	5YR~10YR	10YR~
Japanese Bonds	273,958	1,090,331	569,224	26,401
Government Bonds	60,239	496,464	456,501	25,247
Local Government Bonds	1,168	29,677	29,640	-
Short-Term Corporate Bonds	-	-	-	-
Corporate Bonds	212,550	564,189	83,083	1,154
Others	103,737	598,709	740,255	337,636
Total	377,695	1,689,041	1,309,479	364,038

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	March 31, 2005		
Millions of Yen	Book Value	Market Value	Net
Investments in Affiliates	725	2,166	1,440

Market value is based on the closing prices at the end of the fiscal year.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose and being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for trading purpose and being held-to-maturity)

	March 31, 2005				
		Book	Unrealized Gain(Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Money Held in Trust for Others	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	March 31, 2005
Net Unrealized Gains	192,855
Available-for-Sale Securities	192,855
(-) Amount Equivalent to Deferred Tax Liabilities	78,214
Total (before adjustment for Minority Interest)	114,641
(-) Minority Interest	41
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	2,028
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	116,628

Net unrealized gains includes foreign currency translation adjustments on foreign securities without market value and investment in limited partnerships.

Financial Derivatives for Fiscal 2005 and 2004 (Consolidated)

(a) Interest Related Transactions

	March 31, 2006				March 31, 2005			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Interest Futures								
Sold	17,870,918	3,524,963	19,763	19,763	15,647,579	3,271,222	1,504	1,504
Purchased	17,797,878	2,724,017	(21,080)	(21,080)	14,411,504	2,410,453	(12,568)	(12,568)
Interest Options								
Sold	1,120,469	-	(511)	(262)	1,213,479	-	(339)	(112)
Purchased	1,005,702	-	379	157	11,915,104	-	621	32
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	30,034,952	26,313,064	(305,262)	(305,262)	22,835,928	17,884,897	367,389	367,389
Flt Rcv-Fix Pay	30,306,868	26,115,683	323,932	323,932	22,864,816	18,186,921	(343,147)	(343,147)
Flt Rcv-Flt Pay	2,072,478	1,450,378	1,972	1,972	4,345,643	1,681,343	232	232
Interest Options								
Sold	7,282,762	7,233,076	(27,783)	1,706	2,316,131	2,182,353	(5,933)	1,892
Purchased	3,090,749	3,059,549	35,014	5,444	1,398,141	1,338,666	12,361	(1,453)
Others	-	-	-	-	-	-	-	-
Total			26,423	26,370			20,120	13,768

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of Income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(b) Currency Related Transactions

	March 31, 2006				March 31, 2005			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	403,409	251,147	30	30	196,388	160,933	3,405	3,405
Forward								
Sold	2,594,785	194,816	(32,095)	(32,095)	1,184,186	131,095	(7,558)	(7,558)
Purchased	3,442,496	301,678	39,089	39,089	1,442,646	148,608	9,990	9,990
Currency Options								
Sold	1,186,383	424,928	(38,001)	(6,304)	522,760	154,614	(10,905)	1,879
Purchased	993,549	382,532	27,358	4,179	523,091	151,101	8,100	(785)
Others	-	-	-	-	-	-	-	-
Total			(3,618)	4,899			3,033	6,931

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of Income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheet at the end of the fiscal year, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(c) Stock Related Transactions

Millions of Yen	March 31, 2006 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	39,988	-	(977)	(977)	40,785	-	393	393
Purchased	45,036	-	572	572	29,595	-	(137)	(137)
Stock Index Options								
Sold	33,480	-	(119)	48	70,833	-	(147)	100
Purchased	10,587	-	11	(42)	176,165	-	465	(318)
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(514)	(399)			573	38

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of Income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.

(d) Bond Related Transactions

Millions of Yen	March 31, 2006 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	729,921	-	4,608	4,608	1,156,618	-	(1,717)	(1,717)
Purchased	666,533	-	(3,995)	(3,995)	1,145,205	-	1,236	1,236
Bond Future Options								
Sold	321,765	-	(818)	42	693,099	-	(2,296)	329
Purchased	229,366	-	1,102	301	508,669	-	2,154	(491)
Over-the-Counter								
Bond Options								
Sold	9,925	-	(41)	6	22,651	-	(125)	(39)
Purchased	4,947	-	10	(18)	19,920	-	2	(10)
Others	-	-	-	-	-	-	-	-
Total			865	944			(746)	(693)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of Income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions is calculated mainly using option pricing models.

(e) Commodity Related Transactions

The Bank did not have any corresponding transactions as of March 31, 2005 and 2006.

(f) Credit Derivative Transactions

Millions of Yen	March 31, 2006 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2005 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter								
Credit Derivatives								
Sold	83,500	83,500	(211)	(211)	1,500	1,500	1	1
Purchased	40,000	40,000	(216)	(216)	-	-	-	-
Total			(428)	(428)			1	1

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of Income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheet

(Millions of Yen)

	Mar-06 (unaudited)	Mar-05	Change
Assets:			
Cash and Due from Banks	876,989	429,308	447,681
Call Loans	352,514	45,557	306,957
Bills Bought	39,800	-	39,800
Monetary Claims Bought	582,553	219,282	363,271
Trading Assets	438,031	283,426	154,604
Money Held in Trust	14,768	2,000	12,768
Securities	5,938,057	4,587,448	1,350,609
Loans and Bills Discounted	10,352,598	9,035,826	1,316,772
Foreign Exchanges	3,104	7,397	(4,293)
Other Assets	1,098,778	775,194	323,583
Premises and Equipment	93,237	96,126	(2,888)
Deferred Tax Assets	-	72,544	(72,544)
Customers' Liabilities for Acceptances and Guarantees	648,335	561,253	87,082
Reserve for Possible Loan Losses	(66,501)	(77,076)	10,575
Reserve for Losses on Investment Securities	(535)	(19,704)	19,169
Total Assets	20,371,732	16,018,584	4,353,147
Liabilities:			
Deposits	10,316,161	9,095,353	1,220,808
Negotiable Certificates of Deposit	2,421,656	1,495,995	925,661
Call Money	123,523	10,737	112,786
Payables under Repurchase Agreements	983,715	936,658	47,056
Paybles under Securities Lending Transactions	703,050	53,507	649,542
Bills Sold	545,500	291,200	254,300
Trading Liabilities	72,848	52,431	20,417
Borrowed Money	501,049	468,108	32,940
Foreign Exchanges	157	1,003	(845)
Short-term Corporate Bonds	331,600	-	331,600
Bonds and Notes	192,700	162,700	30,000
Borrowed Money from Trust Account	1,733,446	1,473,736	259,710
Other Liabilities	614,763	502,390	112,373
Reserve for Employees' Bonus	3,786	3,546	239
Reserve for Employee Retirement Benefits	195	335	(140)
Deferred Tax Liabilities	76,782	-	76,782
Deferred Tax Liabilities for Land Revaluation	6,410	6,613	(203)
Acceptances and Guarantees	648,335	561,253	87,082
Total Liabilities	19,275,682	15,115,571	4,160,111
Stockholders' Equity:			
Capital Stock	287,283	287,053	230
Capital Surplus	240,703	240,472	230
Capital Surplus Reserve	240,703	240,472	230
Retained Earnings	327,379	269,167	58,211
Earned Surplus Reserve	46,580	46,580	-
Voluntary Reserves	191,870	131,872	59,997
Unappropriated Profits at End of Year	88,929	90,715	(1,786)
Net Income for Year	88,497	84,700	3,796
Revaluation Reserve for Land, Net of Taxes	(3,740)	(3,551)	(189)
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	244,674	114,337	130,337
Treasury Stock	(251)	(4,466)	4,215
Total Stockholders' Equity	1,096,049	903,013	193,036
Total Liabilities and Stockholders' Equity	20,371,732	16,018,584	4,353,147

Non-Consolidated Statement of Income and Retained Earnings

(Millions of Yen)

	Mar-06 (unaudited)	Mar-05	Change
Operating Income:			
Trust Fees	68,900	71,316	(2,416)
Interest Income:	265,252	238,477	26,775
Interest on Loans and Discounts	132,754	120,298	12,455
Interest and Dividends on Securities	117,376	97,012	20,363
Fees and Commissions	98,583	72,405	26,178
Trading Income	6,317	4,239	2,078
Other Operating Income	40,545	46,858	(6,312)
Other Income	78,527	45,176	33,350
Total Operating Income	558,127	478,474	79,653
Operating Expenses:			
Interest Expenses:	122,323	91,547	30,775
Interest on Deposits	55,696	32,366	23,330
Fees and Commissions	37,278	34,236	3,041
Trading Expenses	812	72	740
Other Operating Expenses	33,747	50,972	(17,224)
General and Administrative Expenses	125,840	115,260	10,580
Other Expenses	89,831	65,797	24,034
Total Operating Expenses	409,834	357,886	51,947
Operating Profits	148,293	120,587	27,705
Extraordinary Profits	1,736	24,213	(22,476)
Extraordinary Losses	1,449	4,800	(3,350)
Income before Income Taxes and Others	148,580	140,000	8,579
Provision for Income Taxes and others:			
Current	82	85	(3)
Deferred	60,000	55,214	4,786
Net Income	88,497	84,700	3,796
Unappropriated Profits at Beginning of Year	10,654	5,708	4,946
Transfer from Revaluation Reserve for Land, Net of Taxes	189	314	(124)
Deferential Loss on Disposal of Treasury Stock	389	7	381
Interim Dividends	10,022	-	10,022
Unappropriated Profits at End of Year	88,929	90,715	(1,786)

Non-Consolidated Statement of Appropriation of Profits

(Millions of Yen)

	Mar-06 (proposed)	Mar-05	Change
Unappropriated Profits at End of Year	88,929	90,715	(1,786)
Transfer from Voluntary Reserves	-	2	(2)
Total	88,929	90,717	(1,788)
Appropriations	70,105	80,062	(9,957)
Earned Surplus Reserve	0	-	0
Dividends on Common Stock	10,035	19,992	(9,957)
Bonuses to Directors	70	70	-
Voluntary Reserves	60,000	60,000	-
Special Voluntary Earned Reserve	60,000	60,000	-
Balance of Profit to be Carried Forward	18,823	10,654	8,169

Statement of Trust Account (unaudited)

(Millions of Yen)

	Mar-06	Mar-05	Change
Assets:			
Loans and Bills Discounted	755,381	912,294	(156,913)
Securities	7,725,066	6,717,120	1,007,945
Money Held in Trust	41,287,117	36,376,779	4,910,338
Securities Held in Custody Accounts	239,005	642	238,363
Money Claims	4,650,703	4,126,756	523,946
Premises and Equipment	3,426,969	2,708,770	718,199
Other Claims	1,615,217	95,454	1,519,762
Call Loans	3,000	500	2,500
Loans to Banking Account	1,733,446	1,473,736	259,710
Cash and Due from Banks	233,959	233,455	504
Total Assets	61,669,866	52,645,509	9,024,356
Liabilities:			
Money Trusts	18,070,043	17,256,145	813,897
Pension Trusts	5,811,884	4,980,875	831,008
Property Formation Benefit Trusts	9,214	10,806	(1,591)
Loan Trusts	885,962	1,043,955	(157,992)
Securities Investment Trusts	11,982,306	8,547,273	3,435,033
Money Entrusted, other than Money Trusts	2,376,059	1,887,535	488,523
Securities Trusts	12,063,798	9,803,555	2,260,243
Money Claim Trusts	4,373,386	3,861,212	512,173
Equipment Trusts	1,686	2,299	(612)
Land and Fixtures Trusts	154,251	157,690	(3,438)
Composite Trusts	5,941,271	5,094,159	847,111
Other Trusts	0	-	0
Total Liabilities	61,669,866	52,645,509	9,024,356

Major Account Balance
(sum of Banking Account and Trust Account)

(Millions of Yen)

	Mar-06 (unaudited)	Mar-05	Change
Total Employable Funds	37,514,923	33,883,131	3,631,791
Deposits	10,316,161	9,095,353	1,220,808
Negotiable Certificates of Deposit	2,421,656	1,495,995	925,661
Money Trusts	18,070,043	17,256,145	813,897
Pension Trusts	5,811,884	4,980,875	831,008
Property Formation Benefit Trusts	9,214	10,806	(1,591)
Loan Trusts	885,962	1,043,955	(157,992)

Loans and Bills Discounted	11,107,979	9,948,120	1,159,858
Banking Account	10,352,598	9,035,826	1,316,772
Trust Account	755,381	912,294	(156,913)
Securities	13,663,123	11,304,568	2,358,554
Banking Account	5,938,057	4,587,448	1,350,609
Trust Account	7,725,066	6,717,120	1,007,945

RECEIVED
2006 MAY 24 P 3:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Sumitomo Trust & Banking Co., Ltd.
May 22, 2006

Changes in Directors and Executive Officers
(As of June 29, 2006)

The Sumitomo Trust & Banking Co., Ltd. hereby notifies the following changes of Directors and Executive Officers.

(1)	Candidate for Representative Directors Representative Director, Deputy President Executive Officer (Currently Representative Director, Senior Executive Officer) Representative Director, Senior Executive Officer (Currently Managing Executive Officer)	 Takaaki Hatabe Masakiyo Inoue
(2)	Retiring Representative Director (Currently Representative Director, Senior Executive Officer)	 Jiro Araki
(3)	Candidate for Directors Director, Managing Executive Officer (Currently Managing Executive Officer) Director, Managing Executive Officer (Currently Executive Officer, GM of Personnel Department)	 Kiyoshi Mukohara Shuichi Kusakawa
(4)	Candidate for Executive Officers Managing Executive Officer (Currently Executive Officer, GM of Financial Institutions Department) Executive Officer (Currently GM of Kyoto Branch) Executive Officer (Currently GM of Asset Management Department) Executive Officer (Currently GM of Corporate Trust Business Department I) Executive Officer (Currently GM of Tokyo Corporate Business Department II) Executive Officer (Currently Chief Executive of United States District and GM of New York Branch)	 Rikiya Hattori Kazumitsu Tanaka Seiichi Hirata Fuminari Suzuki Koichi Hozumi Junichi Sayato

	Executive Officer (Currently Representative Director, President of First Credit Corporation) Executive Officer (Currently GM of Planning and Coordination Department)	Yasuyuki Yagi Tetsuo Ohkubo
(5)	Retiring Executive Officer (Currently Executive Officer, GM of Osaka Business Department)	Yoshio Nakabayashi

GM : General Manager

Explanatory Material

Fiscal Year 2005
ended on Mar. 31, 2006

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

I. Outlook of the financial results for the fiscal year 2005

1. Summary of the financial results for the fiscal year 2005

(Consolidated)

		Millions of Yen		
		FY2005	FY2004	Change
Gross profits	1	**359,542**	287,820	71,722
Net trust fees	2	**68,900**	71,316	-2,416
Principal guaranteed trust a/c credit costs	3	**811**	6,103	-5,291
Net interest income	4	**150,972**	149,013	1,959
Net fees and commissions	5	**100,572**	67,469	33,102
Net gains on trading	6	**5,504**	4,166	1,338
Others	7	**33,591**	-4,146	37,738
General and administrative expenses	8	**170,206**	137,251	32,955
Personnel expenses	9	**78,318**	62,646	15,672
Non-personnel expenses excluding taxes	10	**85,059**	67,618	17,440
Taxes other than income taxes	11	**6,828**	6,986	-157
Net transfer to general reserves	12	**9,530**	-	9,530
Banking a/c credit costs	13	**-522**	11,675	-12,198
Net losses on direct write-offs	14	**3,726**	9,682	-5,956
Net transfer to specific loan losses reserves	15	**-5,305**	-	-5,305
Net transfer to reserves for loans to borrowers in specific foreign countries	16	**-107**	-	-107
Losses on sales of loans	17	**1,163**	1,993	-829
Net gains on stocks	18	**6,977**	13,965	-6,988
Net income from affiliates by equity method	19	**2,695**	1,505	1,190
Others	20	**-18,051**	-20,202	2,151
Net operating income	21	**171,949**	134,161	37,788
Extraordinary income	22	**-609**	23,693	-24,303
Losses on impairment of fixed assets	23	**828**	106	721
Reversal of reserves	24	**-**	17,849	-17,849
Income from change of shares related to subsidiaries	25	**-**	5,617	-5,617
Net income before income taxes	26	**171,340**	157,854	13,485
Income taxes	27	**5,074**	1,981	3,092
Deferred income taxes	28	**61,978**	56,216	5,761
Minority interest	29	**4,218**	2,791	1,426
Net income	30	**100,069**	96,865	3,204

Total credit costs (3 + 12 +13 - 24)	31	**9,819**	-70	9,890

Net business profit before credit costs	32	**196,270**	161,143	35,126

<Number of subsidiaries/affiliates>

	Mar. 2006	Mar. 2005	Change
Consolidated subsidiaries	**24**	19	5
Affiliates (subject to the equity method)	**9**	9	-

(Non-consolidated)

		Millions of Yen			% change
		FY2005	FY2004	Change	
Gross profits	1	**285,464**	256,473	28,990	11.3
excluding Net gains on bonds (1-8-17)	2	**290,762**	246,705	44,056	17.9
Net trust fees	3	**68,900**	71,316	-2,416	-3.4
Principal guaranteed trust a/c credit costs	4	**811**	6,103	-5,291	-86.7
Net losses on direct write-offs	5	**1,131**	5,662	-4,530	-80.0
Losses on sales of loans	6	**-320**	440	-761	-172.7
Trust fees from principal guaranteed trust a/c	7	**19,587**	28,216	-8,629	-30.6
Net capital gains on sale of securities	8	**4**	-	4	-
Other trust fees	9	**50,125**	49,203	922	1.9
Net interest income	10	**142,955**	146,935	-3,979	-2.7
Domestic	11	**126,438**	107,731	18,707	17.4
International	12	**16,516**	39,203	-22,686	-57.9
Net fees and commissions	13	**61,305**	38,169	23,136	60.6
Domestic	14	**62,042**	38,732	23,310	60.2
Net gains on trading	15	**5,504**	4,166	1,338	32.1
Others	16	**6,798**	-4,113	10,911	265.2
Net capital gains on bonds	17	**-5,301**	9,768	-15,069	-154.3
Net gains on financial derivatives	18	**6,715**	-17,480	24,195	138.4
General and administrative expenses	19	**121,647**	114,347	7,299	6.4
Personnel expenses	20	**46,843**	44,909	1,933	4.3
Non-personnel expenses excluding taxes	21	**68,683**	62,755	5,927	9.4
Taxes other than income taxes	22	**6,121**	6,682	-561	-8.4
Net business profit before credit costs (1+4-19)	23	**164,628**	148,229	16,399	11.1
excluding Net capital gains on bonds (23-8-17)	24	**169,926**	138,461	31,465	22.7
Net transfer to general reserves	25	**10,491**	-	10,491	-
Net business profit	26	**153,325**	142,126	11,199	7.9
Net non-recurring profit	27	**-5,031**	-21,538	16,506	76.6
Net gains on stocks	28	**6,977**	13,622	-6,644	-48.8
Gains on sale of stocks	29	**15,555**	18,642	-3,087	-16.6
Losses on sale of stocks	30	**838**	765	72	9.5
Losses on devaluation of stocks	31	**7,739**	4,254	3,484	81.9
Banking a/c net credit costs	32	**-1,503**	11,540	-13,043	-113.0
Net losses on direct write-offs	33	**2,969**	9,583	-6,613	-69.0
Net transfer to specific loan loss reserves	34	**-5,504**	-	-5,504	-
Net transfer to reserves for loans to borrowers in specific foreign countries	35	**-107**	-	-107	-
Losses on sales of loans	36	**1,137**	1,956	-818	-41.8
Others	37	**-13,513**	-23,620	10,107	42.8
Net transfer to reserve for losses on investment securities	38	**-1,210**	14,930	-16,141	-108.1
Net gains on stock related derivatives	39	**-4,781**	-738	-4,043	-547.2
Amortization of net actuarial losses/prior service cost	40	**5,528**	5,137	390	7.6
Net operating income	41	**148,293**	120,587	27,705	23.0
Extraordinary income	42	**286**	19,413	-19,126	-98.5
Net gains on disposal of fixed assets	43	**-576**	-1,024	447	43.7
Losses on impairment of fixed assets	44	**762**	106	655	612.6
Reversal of reserves	45	**-**	19,117	-19,117	-100.0
Amortized cost of net transition obligation for employee retirement benefit	46	**-**	3,659	-3,659	-100.0
Net gains on collection from write-offs	47	**1,625**	5,086	-3,461	-68.0
Net income before income taxes	48	**148,580**	140,000	8,579	6.1
Income taxes	49	**82**	85	-3	-3.6
Deferred income taxes	50	**60,000**	55,214	4,786	8.7
Net income	51	**88,497**	84,700	3,796	4.5

Total credit costs (4 + 25 + 32 - 45)	52	**9,799**	-1,474	11,274	764.7

Dividend per common stock (Yen, percentage points)		**12.00**	12.00	-	-

2. Unrealized gains/losses on investment securities

(1) Banking a/c

(Consolidated)

	Millions of Yen						
	Mar. 2006			Mar. 2005			Change of net
	Net	**Unrealized gains**	**Unrealized losses**	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**-6,889**	**110**	**6,999**	4,697	4,702	5	-11,586
Available-for-sale securities	**411,996**	**467,348**	**55,352**	192,855	221,419	28,563	219,140
Total	**405,106**	**467,458**	**62,352**	197,552	226,122	28,569	207,553
Japanese stocks	**447,454**	**450,672**	**3,218**	193,135	206,286	13,150	254,318
Japanese bonds	**-25,552**	**883**	**26,436**	7,869	8,218	349	-33,421
Foreign securities and others (*1)	**-16,795**	**15,902**	**32,698**	-3,452	11,616	15,069	-13,342
(Net unrealized gains on available-for-sale securities, net of tax)	**248,116**	――	――	116,628	――	――	131,488

(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.
Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.
Net unrealized gain on " Investment in affiliates " : Mar. 2006: 13,256 million yen, Mar. 2005: 11,373 million yen

(Non-consolidated)

	Millions of Yen						
	Mar. 2006			Mar. 2005			Change of net
	Net	**Unrealized gains**	**Unrealized losses**	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**-6,941**	**50**	**6,992**	4,545	4,549	4	-11,487
Investment in affiliates	**1,753**	**1,753**	**-**	1,440	1,440	-	312
Available-for-sale securities	**411,979**	**466,894**	**54,914**	192,520	220,929	28,409	219,459
Total	**406,791**	**468,698**	**61,907**	198,506	226,920	28,413	208,285
Japanese stocks	**448,905**	**452,124**	**3,218**	194,416	207,567	13,150	254,489
Japanese bonds	**-25,547**	**883**	**26,431**	7,868	8,217	349	-33,415
Foreign securities and others (*1)	**-16,566**	**15,691**	**32,257**	-3,778	11,135	14,913	-12,788
(Net unrealized gains on available-for-sale securities, net of tax)	**244,674**	――	――	114,337	――	――	130,337

(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.
Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.

(2) Principal guaranteed trust a/c

(Non-consolidated)

	Millions of Yen		
	Net		Change of net
	Mar. 2006	Mar. 2005	
Total	**82**	549	-466
Japanese stocks	**-**	-	-
Japanese bonds	**82**	549	-466
Foreign securities and others	**-**	-	-

3. BIS capital ratio (Consolidated)

	Millions of Yen			
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Mar. 2005
Total capital	**1,595,890**	1,528,567	1,489,403	106,487
Tier I	**909,376**	924,379	861,795	47,581
Minority interest in consolidated subsidiaries	**159,032**	108,588	85,208	73,823
Non-cumulative preferred capital notes	**133,000**	83,000	83,000	50,000
Tier II	**761,195**	636,988	658,718	102,476
Upper Tier II	**416,195**	330,088	322,318	93,876
Net unrealized gains on available-for-sale securities, net of tax	**187,684**	115,038	88,265	99,418
Revaluation surplus on land, after 55% discount	**1,201**	1,307	1,378	-176
General reserves	**58,209**	44,642	44,075	14,134
Perpetual subordinated debts	**169,100**	169,100	188,600	-19,500
Lower Tier II	**345,000**	306,900	336,400	8,600
Termed subordinated debts, etc.	**345,000**	306,900	336,400	8,600
Deduction (double gearing)	**74,680**	32,799	31,110	43,570
Total risk adjusted assets	**14,640,708**	13,694,266	11,914,889	2,725,818
On-balance-sheet items	**13,352,420**	12,416,807	11,031,445	2,320,974
Off-balance-sheet items	**1,114,278**	1,205,215	828,899	285,378
Market risk equivalent	**174,009**	72,244	54,544	119,465
BIS capital ratio	**10.90%**	11.16%	12.50%	-1.60%
(Tier I ratio)	**6.21%**	6.75%	7.23%	-1.02%

Note: Non-consolidated BIS capital ratio and Tier I ratio are 11.62% and 6.80%, respectively.

4. Adequacy for calculating and posting net deferred tax assets

1. Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

The recoverability of deferred tax assets is estimated from future taxable income that is estimated based on the mid-term plan as well as historical financial performance.

Amount of loss carried forward became immaterial at the end of the fiscal year 2005.

Thus, the item 3 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets" is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income in reasonable term for estimation (5 years).

	Billions of Yen				
	FY2005	FY2004	FY2003	FY2002	FY2001
Taxable income before deduction of loss carry forwards	**87.2**	103.2	33.8	-221.2	52.4
Net business profit before credit costs	**164.6**	148.2	145.0	158.8	150.2

Note: Taxable income before deduction of loss carry forwards of FY2005 is estimated amount.

2. Estimated amount for future taxable income (Non-consolidated)

Net business profit before credit costs, income before income taxes, and taxable income which are used for estimation of future tax income

	Billions of Yen
	Total from FY2006 to FY2010
Net business profit before credit costs	952.0
Income before income taxes	852.0
Taxable income before deduction of existing deferred tax assets factors	886.0
Effective tax rate for calculation of deferred tax assets	40.61%

3. Major factors for deferred tax assets and deferred tax liabilities (Non-consolidated)

	Billions of Yen	
	Mar. 2006	Mar. 2005
Deferred tax assets (on the balance sheet) (1)	**-**	72.5
Reserves for possible loan losses (including taxable losses on write-offs)	**2.1**	27.4
Devaluation of securities	**34.8**	34.1
Reserves for employee retirement benefit	**11.8**	11.3
Loss carry forwards	**33.3**	56.2
Others	**18.7**	29.8
Valuation allowance	**-6.4**	-4.5
Offset with deferred tax liabilities	**-94.4**	-81.9
Deferred tax liabilities (on the balance sheet) (2)	**76.7**	-
Net unrealized gains on available-for-sale securities	**167.3**	78.1
Others	**3.9**	3.7
Offset with deferred tax assets	**-94.4**	-81.9
Net deferred tax assets (on the balance sheet)	**-76.7**	72.5

4. Percentage to capital (Non-consolidated)

	Billions of Yen	
	Mar. 2006	Mar. 2005
Net deferred tax assets (A)	**-**	72.5
Tier I (B)	**978.1**	855.2
Percentage (A) / (B)	**-**	8.4%

Note: Due to the offset result of FY2005 is negative (deferred tax liabilities), number is stated " - ".

5. Major factors for deferred tax assets (Consolidated)

	Billions of Yen	
	Mar. 2006	Mar. 2005
Deferred tax assets (on the balance sheet) (1)	**20.3**	80.3
Reserves for possible loan losses (including taxable losses on write-offs)	**9.1**	29.5
Devaluation of securities	**34.8**	34.1
Reserve for employee retirement benefit	**16.1**	12.2
Loss carry forwards	**49.3**	59.1
Unrealized profit	**3.0**	4.8
Others	**26.6**	30.8
Valuation allowance	**-24.2**	-8.4
Offset with deferred tax liabilities	**-94.6**	-81.9
Deferred tax liabilities (on the balance sheet) (2)	**77.0**	0.0
Net unrealized gains on available-for-sale securities	**167.4**	78.2
Others	**4.1**	3.7
Offset with deferred tax assets	**-94.6**	-81.9
Net deferred tax assets (1)-(2)	**-56.7**	80.2

6. Percentage to capital (Consolidated)

	Billions of Yen	
	Mar. 2006	Mar. 2005
Net deferred tax assets (A)	**-**	80.2
Tier I (B)	**909.3**	861.7
Percentage (A) / (B)	**-**	9.3%

Note: Due to the offset result of FY2005 is negative (deferred tax liabilities), number is stated " - ".

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 1: Companies which report taxable income every year, and the taxable income sufficiently exceeds temporary differences that will result in deductible amounts in the future years.

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

Item 3: Companies which show unstable business performance and do not report taxable income enough for covering temporary differences that result in deductible amounts in the future.

Item 4: Companies which post material amount of loss carry forwards.

Proviso of item 4: Companies which post material amount of loss carry forwards but report taxable income every year except for extraordinary causes.

Item 5: Companies have post material amount of loss carry forwards for consecutive years (most commonly 3 years and more).

5. Cross shareholdings

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Mar. 2006	Sep. 2005	Mar. 2005
Cost basis (A)	**463.9**	435.9	440.2
Mark-to-market basis	**911.3**	691.3	633.3
Tier I (B)	**909.3**	924.3	861.7
Percentage (A) / (B)	**51.0%**	47.1%	51.0%

(2) Unwinding of cross shareholdings (Cost basis)
(Non-consolidated)

	Billions of Yen			
	FY2005		FY2004	
	Full FY2005	1HFY2005	Full FY2004	1HFY2004
Actual	**19.4**	8.2	30.7	23.0

6. Assets classified under the Financial reconstruction law (After partial direct write-offs)

(1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Assets classified under the Financial reconstruction law (a)	**77,474**	126,501	167,149	-49,026	-89,674
Loans in bankrupt and practically bankrupt	**4,145**	38,841	10,381	-34,695	-6,236
Doubtful loans	**18,456**	19,419	86,716	-963	-68,259
Substandard loans (b)	**54,873**	68,241	70,051	-13,367	-15,178
Ordinary assets	**10,938,394**	10,593,765	9,444,250	344,628	1,494,144
Loans to substandard debtors (excluding Substandard loans) (c)	**32,515**	2,453	1,698	30,061	30,817
Loans to special mention debtors (excluding (b) and (c))	**411,684**	279,389	334,604	132,295	77,080
Loans to ordinary debtors	**10,494,194**	10,311,922	9,107,947	182,271	1,386,246
Total loan balance (d)	**11,015,869**	10,720,267	9,611,399	295,602	1,404,469
Ratio to total loan balance (a) / (d)	**0.7%**	1.2%	1.7%	-0.5%	-1.0%
Loans to substandard debtors (b)+(c)	**87,388**	70,694	71,749	16,693	15,639

Note: Partial direct write-offs: Mar. 2006: 37.7 billion yen, Sep. 2005: 87.6 billion Yen, Mar. 2005: 72.3 billion Yen

(2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Assets classified under the Financial reconstruction law (e)	**31,898**	14,807	17,054	17,090	14,844
Loans in bankrupt and practically bankrupt	**3,157**	3,363	5,079	-205	-1,921
Doubtful loans	**867**	1,228	1,402	-361	-535
Substandard loans (f)	**27,873**	10,216	10,571	17,656	17,301
Ordinary assets	**519,854**	624,081	718,871	-104,227	-199,017
Loans to substandard debtors (excluding Substandard loans) (g)	**1,779**	239	303	1,540	1,476
Loans to special mention debtors (excluding (f) and (g))	**6,931**	11,724	13,819	-4,793	-6,888
Loans to ordinary debtors	**511,142**	612,116	704,747	-100,974	-193,605
Total loan balance (h)	**551,752**	638,888	735,925	-87,136	-184,173
Ratio to total loan balance (e) / (h)	**5.8%**	2.3%	2.3%	3.5%	3.5%
Loans to substandard debtors (f)+(g)	**29,653**	10,456	10,875	19,197	18,777

(3) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Assets classified under the Financial reconstruction law (A)	**109,373**	141,309	184,203	-31,935	-74,830
Loans in bankrupt and practically bankrupt	**7,303**	42,204	15,461	-34,900	-8,158
Doubtful loans	**19,323**	20,647	88,119	-1,324	-68,795
Substandard loans (B)	**82,746**	78,457	80,623	4,289	2,123
Ordinary assets	**11,458,248**	11,217,847	10,163,121	240,401	1,295,127
Loans to substandard debtors (excluding substandard loans) (C)	**34,295**	2,693	2,002	31,601	32,293
Loans to special mention debtors (excluding (B) and (C))	**418,616**	291,113	348,424	127,502	70,191
Loans to ordinary debtors	**11,005,336**	10,924,039	9,812,694	81,297	1,192,641
Total loan balance (D)	**11,567,622**	11,359,156	10,347,325	208,465	1,220,296
Ratio to total loan balance (A) / (D)	**0.9%**	1.2%	1.8%	-0.3%	-0.9%
Loans to substandard debtors (B)+(C)	**117,042**	81,151	82,625	35,891	34,416

(4) Reserve ratio for loans to special mention/ordinary debtors (general reserves) (Banking a/c) (Non-consolidated)

	Percentage points				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Special mention	**8.2**	8.1	7.6	0.1	0.6
Substandard debtors	**15.4**	10.8	15.6	4.6	-0.2
Against uncovered portion	**44.6**	30.8	32.2	13.8	12.4
Other than substandard debtors	**6.6**	7.4	5.9	-0.8	0.7
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general reserves/loan amount

(5) Asset classified under the Financial reconstruction law as of March 31, 2006 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 4,145 (10,381)	100% (100%)	Specific loan loss reserves (b)	277	100% (100%)
			Guarantee and collateral (c)	3,868	(b) / ((a)-(c))
Doubtful loans (B)	(d) 18,456 (86,716)	88% (93%)	Uncovered	2,200	76%
			Specific loan loss reserves (e)	7,221	(82%)
			Guarantee and collateral (f)	9,035	(e) / ((d)-(f))
Substandard loans (C)	(g) 54,873 (70,051)	67% (66%)	Uncovered	17,806	33%
			General reserves (h)	9,073	(31%)
			Guarantee and collateral (i)	27,994	(h) / ((g)-(i))
Ordinary assets	10,938,394 (9,444,250)		General reserves	44,100	
			Reserves for loans to borrowers in specific foreign countries	305	
Total	11,015,869 (9,611,399)		Total of (A), (B) and (C)	77,474 (167,149)	Ratio to total loan balance 0.7%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	3,157 (5,079)	100% (100%)	Guarantee and collateral	3,157	5,011 Reserves for loan trust
Doubtful loans (E)	867 (1,402)	93% (68%)	Uncovered	58	504
			Guarantee and collateral	809	Reserves for JOMT (Jointly-operated money trust)
Substandard loans (F)	27,873 (10,571)	85% (53%)	Uncovered	4,024	
			Guarantee and collateral	23,849	
Ordinary assets	519,854 (718,871)				
Total	551,752 (735,925)		Total of (D), (E) and (F)	31,898 (17,054)	Ratio to total loan balance 5.8%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	11,567,622 (10,347,325)	Total of (A),(B),(C),(D),(E) and (F)	109,373 (184,203)	Ratio to grand total loan balance 0.9%

Note: Numbers in parenthesis are as of Mar. 2005

7. Forecast for FY2006

	Billions of Yen			
	Forecast for FY2006		FY2005	Change
	Full FY2006(A)	1HFY2006	(Actual) (B)	(A)-(B)
(Consolidated)				
Net business profits before credit costs	**200.0**	93.0	196.2	3.7
Net operating income	**175.0**	82.0	171.9	3.0
Net income	**105.0**	50.0	100.0	4.9
(Non-consolidated)				
Net business profits before credit costs	**165.0**	78.0	164.6	0.3
Credit costs (a)	**20.0**	10.0	9.7	10.2
Other non-recurring items	**5.0**	3.0	-6.5	11.5
Net operating income	**150.0**	71.0	148.2	1.7
Extraordinary income	**0.0**	0.0	0.2	-0.2
Reversal of reserves (b)	**0.0**	0.0	-	0.0
Net income	**90.0**	43.0	88.4	1.5
Total credit costs (a)-(b)	**20.0**	10.0	9.7	10.2
Dividend per common stock (Yen)	**15.00**	7.50	12.00	3.00
Consolidated dividend payout ratio (%)	**23.89**	----------	20.04	3.85

Note: Forecast is subject to change

<For reference>

Midterm financial plan

	Billions of Yen		
	FY2006	FY2007	FY2008
(Consolidated)			
Net business profits before credit costs	200.0	210.0	225.0
Net operating income	175.0	185.0	200.0
Net income	105.0	110.0	120.0

	Billions of Yen		
	FY2006	FY2007	FY2008
(Non-consolidated)			
Net business profits before credit costs	165.0	174.0	188.0
Net operating income	150.0	159.0	173.0
Net income	90.0	95.0	105.0

II. Supplementary information I

1. Total risk adjusted assets, capital and deferred tax assets (Consolidated)

	Billions of Yen			
	Total risk adjusted assets	Capital		
		Total	Tier I	Tier II
Mar. 2003	11,580.8	1,213.9	706.1	511.3
Mar. 2004	11,168.9	1,390.6	789.9	605.5
Mar. 2005	11,914.8	1,489.4	861.7	658.7
Mar. 2006	**14,640.7**	**1,595.8**	**909.3**	**761.1**

	Billions of Yen	
	Net deferred tax assets	BIS capital ratio
Mar. 2003	279.2	10.48%
Mar. 2004	149.7	12.45%
Mar. 2005	80.2	12.50%
Mar. 2006	**-**	**10.90%**

Note: Due to the offset result of FY2005 is negative (deferred tax liabilities), number is stated " - ".

2. Net business profit (Non-consolidated)

	Billions of Yen			
	Net business profit before net transfer to general reserves	Net business profit	Net business profit before principal guaranteed a/c credit costs	
			Before net transfer to general reserves	
FY2004	142.1	142.1	148.2	148.2
FY2005	163.8	153.3	164.6	154.1
FY2006 (Forecast)	165.0	165.0	165.0	165.0
1HFY2006 (Forecast)	78.0	78.0	78.0	78.0

3. Non-performing loans

(1) Credit costs

(Consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY2004	-	-6.1	6.1	-0.0
FY2005	9.5	-0.5	0.8	9.8
1HFY2005	-	2.2	1.3	3.6

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
17.8 billion yen of reversal of reserves (extraordinary income item) is included for FY2004,
4.0 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2005, and
- billion yen of reversal of reserves (extraordinary income item) is included for FY2005.

(Non-consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY2004	-	-7.5	6.1	-1.4
FY2005	10.4	-1.5	0.8	9.7
1HFY2005	-	2.1	1.3	3.4
FY2006 (Forecast)	0.0	20.0	0.0	20.0
1HFY2006 (Forecast)	0.0	10.0	0.0	10.0

(*) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above,
19.1 billion yen of reversal of reserves (extraordinary income item) is included for FY2004,
3.8 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2005, and
- billion yen of reversal of reserves (extraordinary income item) is included for FY2005.

(2) Outstanding amount (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(Classification under self-assessment)

	Billions of Yen				
	Legally/ virtually bankrupt (a)	Potentially bankrupt (b)	Potentially bankrupt or worse categories (a)+(b)	Special mention (=Watch list) including Substandard (c)	(a)+(b)+(c)
Mar. 2005	15.5	88.1	103.6	431.0	534.6
Sep. 2005	42.2	20.6	62.9	372.3	435.1
Mar. 2006	**7.3**	**19.3**	**26.6**	**535.7**	**562.3**

(Classification under the Financial reconstruction law)

	Billions of Yen	
	Substandard Loans (d)	(a)+(b)+(d)
Mar. 2005	80.6	184.2
Sep. 2005	78.5	141.3
Mar. 2006	**82.7**	**109.4**

(3) Final disposal and new entry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

a. Outstanding amount (Compared to Mar. 2005)

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Mar. 2005	15.5	88.1	103.6
Mar. 2006	**7.3**	**19.3**	**26.6**
New entry during FY2005	2.0	12.1	14.1
Final disposal during FY2005	-44.7	-46.4	-91.1
Category migration during FY2005	34.5	-34.5	-
Net	-8.2	-68.8	-77.0

b. Outstanding amount (Compared to Sep. 2005)

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Sep. 2005	42.2	20.6	62.9
Mar. 2006	**7.3**	**19.3**	**26.6**
New entry during 2HFY2005	0.6	7.0	7.7
Final disposal during 2HFY2005	-36.1	-7.8	-43.9
Category migration during 2HFY2005	0.6	-0.6	-
Net	-34.9	-1.3	-36.2

c. Breakdown by disposal methods

	Billions of Yen				
	Liquidation	Reconstruction	Financial condition improvement along with reconstruction	Outright Sale	
					Sale to RCC
FY2005	32.8	9.7	14.4	7.4	-
1HFY2005	0.0	2.5	14.4	0.1	-

	Billions of Yen				
	Direct write-offs	Others			Total
		Total	Collection/repayment	Financial condition improvement	
FY2005	-39.7	66.5	63.2	3.3	91.1
1HFY2005	10.9	19.2	16.8	2.4	47.2

(4) Financial support to debtors (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	FY2005		
	Amount (Billions of Yen)	Number of companies	Company name
Debt forgiveness	-	-	----------
Based on private sector resolution guideline	-	-	----------
Debt to equity swap	-	-	----------
Preferred stock	-	-	----------
Others	22.5	1	Sumitomo Mitsui Construction Co., Ltd (*)
Total	22.5	1	----------

Note: Based on public announcement

(*) Voluntary extinguishment of preferred stock (90% of Issue Price)

(5) Cash reserves and cash reserve ratio for each category of debtor (Banking a/c) (Non-consolidated)

		Mar. 2006		Sep. 2005	
		Cash reserve ratio	**Cash reserves(*) (Billions of Yen)**	Cash reserve ratio	Cash reserves(*) (Billions of Yen)
Loans to bankrupt and practically bankrupt debtors	against uncovered portion	**100.0%**	**0.2**	100.0%	0.5
Loans to doubtful debtors	against uncovered portion	**76.6%**	**7.2**	88.4%	9.8
Loans to substandard debtors	against uncovered portion	**44.6%**	**13.5**	30.8%	7.6
	against loan amount	**15.4%**		10.8%	
Loans to special mention debtors (excluding Loans to substandard debtors)	against loan amount	**6.6%**	**27.5**	7.4%	20.8
Loans to ordinary debtors	against loan amount	**0.1%**	**12.1**	0.1%	12.4

(*) Cash reserves = General reserves or specific loan losses reserves

(6) Cash reserves for loans to substandard debtors calculated based on discount cash flow method (Banking a/c) (Non-consolidated)

	Numbers of applicable debtors	Cash reserves (Billions of Yen)	Reserve ratio against uncovered portion
Mar. 2005	12	16.4	26.7%
Sep. 2005	9	15.6	27.9%
Mar. 2006	**9**	**16.5**	**41.8%**

Note: Discount cash flow method is applied to the substandard debtors and part of special mention debtors with exposure of 5 billion yen or more.

(7) Non-performing loan ratio (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006
The Financial reconstruction law basis	3.6%	3.4%	2.8%	2.2%	1.8%	1.2%	0.9%

4. Cross shareholdings

(1) Cross shareholdings (Market price available)
(Consolidated)

	Billions of Yen		
	Cost basis	Mark-to-market basis	Tier I
Mar. 2005	440.2	633.3	861.7
Sep. 2005	435.9	691.3	924.3
Mar. 2006	**463.9**	**911.3**	**909.3**

(2) Unwinding of cross shareholdings (Cost basis)
(Non-consolidated)

	Billions of Yen
	Total
FY2005	19.4
1HFY2005	8.2

(3) Losses on devaluation of stocks (Non-consolidated)

	Billions of Yen	
	Net gains/ losses of stocks	
		Losses on devaluation of stocks
FY2004	13.6	-4.2
FY2005	6.9	-7.7

5. Loans

(1) Loans to small and mid-sized corporations (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Loan amount (Billions of Yen)	Loan ratio (%)
Mar. 2005	4,286.0	45.2
Mar. 2006	**4,965.4**	**47.6**

(2) Loans by industry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

		Billions of Yen				
			Risk managed loans			
		Total amount	Loans more than 3 months past	Restructured loans	Other delinquent loans	Loans in bankruptcy proceedings
Wholesale and retail	Mar. 2005	790.0	-	0.8	1.8	2.8
	Mar. 2006	895.9	-	21.3	1.0	0.1
Construction	Mar. 2005	176.8	0.1	14.4	17.0	-
	Mar. 2006	152.8	-	2.1	0.5	0.0
Real estate	Mar. 2005	1,247.0	-	3.8	58.9	0.3
	Mar. 2006	1,301.8	-	8.9	6.0	0.3
Finance and insurance	Mar. 2005	1,925.9	-	-	1.7	0.1
	Mar. 2006	2,080.2	-	-	-	-

(3) Non-recourse loans related to real estate (Non-consolidated)

	Loan amount (Billions of Yen)
Mar. 2005	654.8
Mar. 2006	**737.0**

III. Supplementary information II

1. Return on equity

(Consolidated)

	FY2005	FY2004	Change
Return (Net income) on equity	**9.86%**	11.83%	-1.97%

(Non-consolidated)

	FY2005	FY2004	Change
Return (Net business profit before trust a/c credit costs) on equity	**15.41%**	18.11%	-2.70%
Return (Net business profit before credit costs) on equity	**16.46%**	18.11%	-1.65%
Return (Net income) on equity	**8.84%**	10.34%	-1.50%
	Millions of Yen		
Total stockholder's equity (ending balance)	**1,096,049**	903,013	193,036
Net unrealized gains/losses on available-for-sale securities, net of tax	**244,674**	114,337	130,337

2. Spread (Non-consolidated)

(1) Domestic banking a/c

	Percentage points		
	FY2005	FY2004	Change
Average yield on interest-earning assets (A)	**1.18**	1.19	-0.01
Loans and bills discounted (a)	**1.10**	1.26	-0.16
Bonds (b)	**1.20**	0.90	0.30
Average yield on interest-bearing liabilities (B)	**0.23**	0.25	-0.02
Deposits (c)	**0.20**	0.21	-0.01
Gross margin (A) - (B)	**0.95**	0.94	0.01
Loan-deposit margin (a) - (c)	**0.90**	1.05	-0.15

(2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	FY2005	FY2004	Change
Average yield on interest-earning assets (A)	**1.21**	1.25	-0.04
Loans and bills discounted (a)	**1.13**	1.29	-0.16
Bonds (b)	**1.20**	0.93	0.27
Average yield on interest-bearing liabilities (B)	**0.18**	0.19	-0.01
Deposits (c)	**0.17**	0.17	0.00
Gross margin (A) - (B)	**1.03**	1.06	-0.03
Loan-deposit margin (a) - (c)	**0.96**	1.12	-0.16

3. Breakdown of gains/losses on securities (Non-consolidated)

(1) Bond related

	Millions of Yen		
	FY2005	FY2004	Change
Net gains/losses on bonds	**-5,301**	9,768	-15,069
Gains on sale of bonds	**28,445**	43,260	-14,814
Gains on redemption of bonds	**-**	-	-
Losses on sale of bonds	**33,747**	33,491	255
Losses on redemption of bonds	**-**	-	-
Losses on devaluation of bonds	**-**	-	-

(2) Stock related

	Millions of Yen		
	FY2005	FY2004	Change
Net gains/losses on stocks	**6,977**	13,622	-6,644
Gains on sale of stocks	**15,555**	18,642	-3,087
Losses on sale of stocks	**838**	765	72
Losses on devaluation of stocks (*)	**7,739**	4,254	3,484

(*) The Bank applies the rule for stock valuation as follows under Japanese GAAP.

- Values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during March 2006 (the closing month of FY2005).
- The Bank adopts the standard for devaluation of stocks shown below.

Standard for devaluation of stocks

	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors			To be devaluated
Stocks of special mention or worse debtors		To be devaluated	To be devaluated

Devaluation of listed stocks

	Millions of Yen		
	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors	-	-	-
Stocks of special mention or worse debtors	-	**4,416**	-

4. Unrealized gains/losses on financial derivatives

(1) Unrealized gains/losses on financial derivatives reflected upon the statement of income

(Consolidated)

	Millions of Yen		
	Mar. 2006	Mar. 2005	Change
Interest rate related	**26,370**	13,768	12,601
Interest rate swaps	**20,641**	24,474	-3,832
Currency related	**4,899**	6,931	-2,032
Stock related	**-399**	38	-437
Bond related	**944**	-693	1,637
Credit derivatives	**-428**	1	-429
Total	**31,386**	20,046	11,339

(Non-consolidated)

	Millions of Yen		
	Mar. 2006	Mar. 2005	Change
Interest rate related	**26,371**	13,777	12,593
Interest rate swaps	**20,642**	24,483	-3,840
Currency related	**4,899**	6,931	-2,032
Stock related	**-399**	38	-437
Bond related	**944**	-693	1,637
Credit derivatives	**-428**	1	-429
Total	**31,387**	20,056	11,331

(2) Derivatives to which hedge accounting is applicable

(Non-consolidated)

	Millions of Yen		
	Mar. 2006	Mar. 2005	Change
Interest rate related	**-40,810**	22,869	-63,680
Interest rate swaps	**-40,810**	22,869	-63,680
Currency related	**-134**	-180	46
Total	**-40,945**	22,688	-63,634

5. General & administrative expenses (Non-consolidated)

	Millions of Yen		
	FY2005	FY2004	Change
General & administrative expenses	**121,647**	114,347	7,299
Personnel expenses	**46,843**	44,909	1,933
Non-personnel expenses excluding taxes	**68,683**	62,755	5,927
Taxes other than income taxes	**6,121**	6,682	-561

6. Number of directors and employees (Non-consolidated)

	Mar. 2006	Mar. 2005	Change
Number of directors and statutory auditors	**16**	16	-
Statutory auditors	**5**	5	-
Number of employees (*)	**5,230**	4,991	239

(*) Including clerical staff, and staff dispatched from other companies. Not including part-timers.

7. Number of branches and subsidiaries (Non-consolidated)

	Mar. 2006	Mar. 2005	Change
Number of domestic branches (*1)	**51**	51	-
Number of overseas branches	**4**	3	1
Number of overseas subsidiaries (*2)	**4**	4	-

(*1) Excluding satellite offices (8 offices in Mar. 2006 and 10 offices in Mar. 2005)

(*2) Excluding special purpose companies

8. Employee retirement benefits

(Consolidated)

		Millions of Yen		
		Mar. 2006	Mar. 2005	Change
Projected benefit obligation	(A)	**222,301**	198,046	24,255
(Discount rate)		**(2.0%)**	(2.0%)	(−%)
Plan assets (market value)	(B)	**322,252**	228,851	93,400
Reserves for employee retirement benefits	(C)	**10,204**	2,551	7,653
Advance benefit paid	(D)	**68,067**	67,450	617
Unrecognized net plan assets	(E)	**-**	-	-
Unrecognized net transition obligation	(F)	**-**	-	-
Unrecognized net prior service cost	(G)	**1,108**	1,739	-630
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**-43,195**	32,354	-75,550

	Millions of Yen		
	FY2005	FY2004	Change
Retirement benefit expenses	**7,287**	10,496	-3,208

(Non-consolidated)

		Millions of Yen		
		Mar. 2006	Mar. 2005	Change
Projected benefit obligation	(A)	**203,872**	195,007	8,864
(Discount rate)		**(2.0%)**	(2.0%)	(−%)
Plan assets (market value)	(B)	**312,984**	228,051	84,932
Reserves for employee retirement benefits	(C)	**195**	335	-140
Advance benefit paid	(D)	**68,067**	67,450	617
Unrecognized net plan assets	(E)	**-**	-	-
Unrecognized net transition obligation	(F)	**-**	-	-
Unrecognized net prior service cost	(G)	**1,428**	1,739	-310
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**-42,668**	32,331	-74,999

	Millions of Yen		
	FY2005	FY2004	Change
Retirement benefit expenses	**6,172**	10,147	-3,975
Service cost-benefits earned	**3,889**	4,222	-333
Interest cost on projected benefit obligation	**3,893**	3,807	85
Expected return on plan assets	**-7,787**	-7,454	-333
Amortization of net transition obligation	**-**	3,659	-3,659
Amortization of prior service cost	**310**	310	-
Amortization of net actuarial losses	**5,217**	4,826	390
Others (additional benefit at retirement, etc.)	**649**	774	-125

9. Risk managed loans

(1) Banking a/c and principal guaranteed trust a/c combined (Consolidated)

		Millions of Yen				
		Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Risk managed loans	Loans in bankruptcy proceedings	**2,434**	2,539	4,712	-104	-2,278
	Other delinquent loans	**46,880**	60,783	98,830	-13,902	-51,949
	Loans more than 3 months past due	**3**	16	188	-13	-185
	Restructured loans	**90,371**	78,457	80,450	11,913	9,921
	Total Loans under risk management	**139,690**	141,795	184,182	-2,105	-44,492
Partial direct write-offs: Mar. 2006: 44.6 billion yen, Sep. 2005: 89.7 billion yen, Mar. 2005: 74.8 billion yen						
Total Loan Balance		**10,738,028**	10,358,048	9,749,845	379,980	988,183

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.02**	0.02	0.05	0.00	-0.03
	Other delinquent loans	**0.44**	0.59	1.01	-0.15	-0.57
	Loans more than 3 months past due	**0.00**	0.00	0.00	0.00	0.00
	Restructured loans	**0.84**	0.76	0.83	0.08	0.01
	Total Loans under risk management	**1.30**	1.37	1.89	-0.07	-0.59

(2) Banking a/c loans (Non-consolidated)

		Millions of Yen				
		Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Risk managed loans	Loans in bankruptcy proceedings	**1,593**	2,208	2,906	-615	-1,312
	Other delinquent loans	**20,521**	55,554	93,099	-35,033	-72,577
	Loans more than 3 months past due	-	-	173	-	-173
	Restructured loans	**54,873**	68,241	69,878	-13,367	-15,005
	Total Loans under risk management	**76,987**	126,004	166,056	-49,016	-89,068
Partial direct write-offs: Mar. 2006: 37.7 billion yen, Sep. 2005: 87.6 billion yen, Mar. 2005: 72.3 billion yen						
Total loan balance		**10,352,598**	9,903,899	9,035,826	448,698	1,316,772

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.02**	0.02	0.03	0.00	-0.01
	Other delinquent loans	**0.20**	0.56	1.03	-0.36	-0.83
	Loans more than 3 months past due	-	-	0.00	-	-0.00
	Restructured loans	**0.53**	0.69	0.77	-0.16	-0.24
	Total Loans under risk management	**0.74**	1.27	1.84	-0.53	-1.10

(3) Principal guaranteed trust a/c loans (Non-consolidated)

		Millions of Yen				
		Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Risk managed loans	Loans in bankruptcy proceedings	**188**	240	1,737	-51	-1,548
	Other delinquent loans	**3,836**	4,351	4,745	-514	-908
	Loans more than 3 months past due	-	-	-	-	-
	Restructured loans	**27,873**	10,216	10,571	17,656	17,301
	Total Loans under risk management	**31,898**	14,807	17,054	17,090	14,844
Total loan balance		**551,752**	638,888	735,925	-87,136	-184,173
		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.03**	0.04	0.24	-0.01	-0.21
	Other delinquent loans	**0.70**	0.68	0.64	0.02	0.06
	Loans more than 3 months past due	-	-	-	-	-
	Restructured loans	**5.05**	1.60	1.44	3.45	3.61
	Total Loans under risk management	**5.78**	2.32	2.32	3.46	3.46

(4) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

		Millions of Yen				
		Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Risk managed loans	Loans in bankruptcy proceedings	**1,781**	2,448	4,643	-667	-2,861
	Other delinquent loans	**24,358**	59,906	97,844	-35,547	-73,486
	Loans more than 3 months past due	-	-	173	-	-173
	Restructured loans	**82,746**	78,457	80,450	4,289	2,296
	Total Loans under risk management	**108,886**	140,812	183,111	-31,925	-74,224
Total Loan Balance		**10,904,350**	10,542,788	9,771,751	361,562	1,132,598
		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.02**	0.02	0.05	0.00	-0.03
	Other delinquent loans	**0.22**	0.57	1.00	-0.35	-0.78
	Loans more than 3 months past due	-	-	0.00	-	-0.00
	Restructured loans	**0.76**	0.74	0.82	0.02	-0.06
	Total Loans under risk management	**1.00**	1.34	1.87	-0.34	-0.87

10. Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(1) Loans outstanding in doubtful or worse categories as of Sep. 2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Sep. 2000	Mar. 2001	Sep. 2001	Mar. 2002
Loans in bankrupt/practically bankrupt	112.1	82.7	89.9	38.4
Doubtful loans	614.7	377.5	277.7	240.2
Total	726.8	460.2	367.6	278.6

	Billions of Yen			
	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
Loans in bankrupt/practically bankrupt	55.9	14.3	13.0	6.2
Doubtful loans	159.4	72.7	72.0	64.3
Total	215.3	86.9	84.9	70.5

	Billions of Yen				
	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	63.8	3.2	0.8	0.5	-0.3
Doubtful loans	2.2	1.3	1.2	1.4	0.2
Total	66.0	4.6	1.9	**1.8**	**-0.1**
				(A)	**(B)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2005
Liquidation	29.7
Reconstruction	0.7
Financial condition improvement along with reconstruction	-
Outright sales	2.1
Direct write-offs	-32.9
Others	0.5
Collection/repayment	0.5
Financial condition improvement	-
Total	**0.1** **(B)**

c. Quasi final disposal or in the process of final disposal (out of **(A)**)

	Billions of Yen
	2HFY2005
Legal liquidation	1.6
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.2
Entrusted to RCC	-
Total	1.7

(2) New entry to doubtful or worse categories during 2HFY2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2001	Sep. 2001	Mar. 2002	Sep. 2002
Loans in bankrupt/practically bankrupt	2.7	0.7	1.3	7.4
Doubtful loans	34.5	29.4	26.4	5.5
Total	37.2	30.1	27.6	12.8

	Billions of Yen			
	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004
Loans in bankrupt/practically bankrupt	6.4	6.9	6.1	5.7
Doubtful loans	5.2	2.5	1.2	-
Total	11.6	9.5	7.3	5.7

	Billions of Yen			
	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	0.8	0.5	0.5	-0.0
Doubtful loans	-	-	-	-
Total	0.8	0.5	**0.5**	**-0.0**
			(C)	**(D)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2005
Liquidation	-
Reconstruction	0.7
Financial condition improvement along with reconstruction	-
Outright sales	0.1
Direct write-offs	-0.9
Others	0.1
Collection/repayment	0.1
Financial condition improvement	-
Total	**0.0** (D)

c. Quasi final disposal or in the process of final disposal (out of **(C)**)

	Billions of Yen
	2HFY2005
Legal liquidation	-
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.5
Entrusted to RCC	-
Total	0.5

(3) New entry to doubtful or worse categories during 1HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen					
	Sep. 2001	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
Loans in bankrupt/practically bankrupt	3.4	2.8	1.5	2.7	1.2	0.8
Doubtful loans	54.6	46.1	33.9	22.5	14.8	10.6
Total	58.0	48.9	35.4	25.2	16.0	11.5

	Billions of Yen				
	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	0.8	0.2	0.4	0.2	-0.3
Doubtful loans	9.3	9.2	3.9	3.9	0.0
Total	10.1	9.4	4.3	**4.1**	**-0.2**
				(E)	**(F)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2005
Liquidation	1.8
Reconstruction	0.8
Financial condition improvement along with reconstruction	-
Outright sales	-
Direct write-offs	-3.1
Others	0.7
Collection/repayment	0.7
Financial condition improvement	-
Total	**0.2** (F)

c. Quasi final disposal or in the process of final disposal (out of **(E)**)

	Billions of Yen
	2HFY2005
Legal liquidation	-
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	-
Entrusted to RCC	-
Total	-

(4) New entry to doubtful or worse categories during 2HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
Loans in bankrupt/practically bankrupt	4.8	2.5	2.1	1.3	0.9
Doubtful loans	111.7	53.7	17.0	8.1	5.2
Total	116.5	56.1	19.1	9.4	6.1

	Billions of Yen				
	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	0.9	3.5	3.0	3.3	0.3
Doubtful loans	4.2	1.3	1.3	0.6	-0.6
Total	5.1	4.8	4.3	**3.9**	**-0.3**
				(G)	**(H)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2005	
Liquidation	-	
Reconstruction	-	
Financial condition improvement along with reconstruction	-	
Outright sales	-	
Direct write-offs	0.0	
Others	0.3	
Collection/repayment	0.3	
Financial condition improvement	0.0	
Total	**0.3**	**(H)**

c. Quasi final disposal or in the process of final disposal (out of **(G)**)

	Billions of Yen
	2HFY2005
Legal liquidation	-
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	1.7
Entrusted to RCC	-
Total	1.7

(5) New entry to doubtful or worse categories during 1HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen				
	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004
Loans in bankrupt/practically bankrupt	2.9	1.8	1.3	0.4	0.4
Doubtful loans	21.3	14.9	11.4	3.8	2.9
Total	24.2	16.7	12.7	4.2	3.3

	Billions of Yen			
	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	0.2	0.1	0.1	-0.0
Doubtful loans	1.5	1.4	0.4	-1.1
Total	1.7	1.5	**0.5**	**-1.1**
			(I)	**(J)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2005	
Liquidation	-	
Reconstruction	2.7	
Financial condition improvement along with reconstruction	-	
Outright sales	1.2	
Direct write-offs	-3.4	
Others	0.6	
Collection/repayment	0.6	
Financial condition improvement	-	
Total	**1.1**	**(J)**

c. Quasi final disposal or in the process of final disposal (out of **(I)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.1

(6) New entry to doubtful or worse categories during 2HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004
Loans in bankrupt/practically bankrupt	1.8	1.2	1.1	0.5
Doubtful loans	44.3	9.0	2.1	1.0
Total	46.1	10.2	3.1	1.4

	Billions of Yen			
	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	0.2	0.1	0.2	0.0
Doubtful loans	0.5	0.5	0.2	-0.3
Total	0.7	0.6	**0.4**	**-0.2**
			(K)	**(L)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2005	
Liquidation	-	
Reconstruction	-	
Financial condition improvement along with reconstruction	-	
Outright sales	-	
Direct write-offs	0.1	
Others	0.1	
Collection/repayment	0.1	
Financial condition improvement	0.0	
Total	**0.2**	**(L)**

c. Quasi final disposal or in the process of final disposal (out of **(K)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.2

(7) New entry to doubtful or worse categories during 1HFY2003

a. Outstanding amount

	Billions of Yen				
	Sep.2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep.2005
Loans in bankrupt/practically bankrupt	0.9	0.5	1.7	0.2	0.5
Doubtful loans	15.8	12.9	7.1	6.8	4.6
Total	16.7	13.4	8.8	6.9	5.1

	Billions of Yen	
	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	0.3	-0.2
Doubtful loans	0.3	-4.3
Total	**0.6**	**-4.5**
	(M)	**(N)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2005	
Liquidation	-	
Reconstruction	1.1	
Financial condition improvement along with reconstruction	-	
Outright sales	3.9	
Direct write-offs	-0.9	
Others	0.4	
Collection/repayment	0.3	
Financial condition improvement	0.0	
Total	**4.5**	**(N)**

c. Quasi final disposal or in the process of final disposal (out of **(M)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.0
Quasi legal liquidation	0.0
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	-
Total	0.3

(8) New entry to doubtful or worse categories during 2HFY2003

a. Outstanding amount

	Billions of Yen					
	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	2.7	3.9	1.5	1.0	0.6	-0.3
Doubtful loans	13.0	8.4	0.4	0.3	0.1	-0.2
Total	15.7	12.3	1.9	1.3	**0.8**	**-0.5**
					(O)	**(P)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2005	
Liquidation	-	
Reconstruction	0.7	
Financial condition improvement along with reconstruction	-	
Outright sales	-	
Direct write-offs	-1.3	
Others	1.1	
Collection/repayment	1.0	
Financial condition improvement	0.1	
Total	**0.5**	**(P)**

c. Quasi final disposal or in the process of final disposal (out of **(O)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.6
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.0
Entrusted to RCC	-
Total	0.6

(9) New entry to doubtful or worse categories during 1HFY2004

a. Outstanding amount

	Billions of Yen				
	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	1.5	0.9	0.3	0.2	-0.0
Doubtful loans	12.8	2.1	1.8	1.5	-0.3
Total	14.3	3.0	2.1	**1.8**	**-0.3**
				(Q)	**(R)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2005
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright Sales	-
Direct write-offs	0.0
Others	0.3
Collection/repayment	0.3
Financial condition improvement	0.0
Total	**0.3** **(R)**

c. Quasi final disposal or in the process of final disposal (out of **(Q)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.2

(10) New entry to doubtful or worse categories during 2HFY2004

a. Outstanding amount

	Billions of Yen			
	Mar. 2005	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	4.7	34.1	0.5	-33.6
Doubtful loans	65.0	0.6	0.5	-0.2
Total	69.7	34.8	**1.0**	**-33.8**
			(S)	**(T)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2005
Liquidation	1.3
Reconstruction	0.4
Financial condition improvement along with reconstruction	-
Outright Sales	-
Direct write-offs	-6.5
Others	38.6
Collection/repayment	38.5
Financial condition improvement	0.1
Total	**33.8** **(T)**

c. Quasi final disposal or in the process of final disposal (out of **(S)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.4
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.5

(11) New entry to doubtful or worse categories during 1 HFY2005

a. Outstanding amount

	Billions of Yen		
	Sep. 2005	Mar. 2006	Change from Sep. 2005
Loans in bankrupt/practically bankrupt	1.4	0.3	-1.1
Doubtful loans	5.1	3.3	-1.7
Total	6.4	**3.6**	**-2.8**
		(U)	**(V)**

b. Breakdown by disposal methods

	Billions of Yen
	2HFY2005
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright Sales	-
Direct write-offs	-1.7
Others	4.5
Collection/repayment	4.0
Financial condition improvement	0.6
Total	**2.8** **(V)**

c. Quasi final disposal or in the process of final disposal (out of **(U)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.2
Entrusted to RCC	-
Total	0.2

(12) New entry to doubtful or worse categories during 2 HFY2005

a. Outstanding amount

	Billions of Yen
	2HFY2005
Loans in bankrupt/practically bankrupt	0.6
Doubtful loans	7.0
Total	**7.7** **(W)**

c. Quasi final disposal or in the process of final disposal (out of **(W)**)

	Billions of Yen
	2HFY2005
Legal liquidation	0.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.2

(11) Historical balance of doubtful or worse loans

	Billions of Yen			
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002
Loans in bankrupt/practically bankrupt	112.1	85.4	93.9	47.2
Doubtful loans	614.7	412.0	361.8	424.4
Total	726.8	497.5	455.7	471.6

	Billions of Yen			
	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
Loans in bankrupt/practically bankrupt	70.1	29.0	25.7	18.7
Doubtful loans	273.7	176.7	133.6	113.1
Total	343.8	205.7	159.4	131.8

	Billions of Yen				
	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	
					Change from Sep. 2005
Loans in bankrupt/practically bankrupt	79.2	15.5	42.2	7.3	-34.9
Doubtful loans	47.9	88.1	20.6	19.3	-1.3
Total	127.1	103.6	62.9	**26.6**	**-36.2**
				(X)	**(Y)**

(X)=(A)+(C)+(E)+(G)+(I)+(K)+(M)+(O)+(Q)+(S)+(U)+(W)

(Y)=(B)+(D)+(F)+(H)+(J)+(L)+(N)+(P)+(R)+(T)+(V)+(W)

11. Loans by industry

After partial direct write-offs

(1) Loans by industry (Non-consolidated)

	Millions of Yen						
	Mar. 2006				Mar. 2005		
	Banking a/c	**Trust a/c (*)**	**Banking + trust a/c**	**Change from Mar. 2005**	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	**9,673,647**	**755,381**	**10,429,028**	**939,573**	8,577,159	912,294	9,489,454
Manufacturing	**1,255,352**	**26,475**	**1,281,828**	**53,431**	1,191,109	37,288	1,228,397
Agriculture	**2,626**	**-**	**2,626**	**-104**	2,731	-	2,731
Forestry	**240**	**-**	**240**	**-15**	255	-	255
Fishing	**2,300**	**-**	**2,300**	**-**	2,300	-	2,300
Mining	**14,189**	**136**	**14,326**	**9,479**	4,641	205	4,847
Construction	**133,046**	**19,757**	**152,804**	**-24,031**	150,797	26,038	176,836
Energy and utilities	**141,613**	**54,518**	**196,131**	**2,071**	116,995	77,064	194,059
Communication	**161,980**	**1,614**	**163,595**	**-28,054**	178,060	13,589	191,649
Transportation	**572,567**	**127,305**	**699,873**	**-2,997**	545,789	157,080	702,870
Wholesale and retail	**874,244**	**21,671**	**895,915**	**105,816**	764,458	25,639	790,098
Finance and insurance	**1,998,943**	**81,295**	**2,080,239**	**154,271**	1,789,986	135,981	1,925,967
Real estate	**1,251,299**	**50,509**	**1,301,809**	**54,723**	1,165,728	81,357	1,247,086
Various services	**1,488,782**	**20,388**	**1,509,171**	**247,032**	1,228,574	33,563	1,262,138
Others	**1,776,460**	**351,706**	**2,128,166**	**367,950**	1,435,730	324,485	1,760,216
Overseas branches and offshore	**678,951**	**-**	**678,951**	**220,284**	458,666	-	458,666
Total	**10,352,598**	**755,381**	**11,107,979**	**1,159,858**	9,035,826	912,294	9,948,120

(2) Risk managed loans by industry (Non-consolidated)

	Millions of Yen						
	Mar. 2006				Mar. 2005		
	Banking a/c	**Trust a/c (*)**	**Banking + trust a/c**	**Change from Mar. 2005**	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	**74,370**	**31,898**	**106,269**	**-73,492**	162,707	17,054	179,761
Manufacturing	**10,796**	**251**	**11,047**	**-3,241**	13,993	295	14,289
Agriculture	**-**	**-**	**-**	**-**	-	-	-
Forestry	**-**	**-**	**-**	**-**	-	-	-
Fishing	**-**	**-**	**-**	**-**	-	-	-
Mining	**-**	**-**	**-**	**-**	-	-	-
Construction	**1,807**	**873**	**2,680**	**-28,990**	30,387	1,282	31,670
Energy and utilities	**-**	**-**	**-**	**-**	-	-	-
Communication	**-**	**-**	**-**	**-133**	122	11	133
Transportation	**12,023**	**156**	**12,180**	**7,554**	4,390	234	4,625
Wholesale and retail	**21,282**	**1,217**	**22,500**	**16,997**	4,254	1,247	5,502
Finance and insurance	**-**	**-**	**-**	**-1,937**	1,871	65	1,937
Real estate	**7,958**	**7,331**	**15,290**	**-47,829**	60,009	3,110	63,119
Various services	**11,499**	**3,997**	**15,497**	**-25,581**	36,477	4,601	41,078
Others	**9,003**	**18,069**	**27,073**	**9,667**	11,201	6,204	17,406
Overseas branches and offshore	**2,617**	**-**	**2,617**	**-731**	3,349	-	3,349
Total	**76,987**	**31,898**	**108,886**	**-74,224**	166,056	17,054	183,111

(*) Trust a/c is principal guaranteed trust a/c

12. Overseas loan exposures by borrowers' location (Non-consolidated)

	Millions of Yen				
	Mar. 2006			Mar. 2005	Change from Mar. 2005
	Total	Japanese affiliates	Non-Japanese		
North America	**259,805**	164,502	95,303	198,317	61,488
Europe	**101,721**	44,127	57,593	102,015	-294
Asia	**210,551**	178,633	31,918	138,406	72,144

13. Reserves for possible loan losses

(1) Banking a/c (Consolidated)

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Reserves for possible loan losses	**76,206**	62,524	80,806	13,682	-4,599
General reserves	**58,209**	44,642	44,075	13,567	14,134
Specific loan loss reserves	**17,691**	17,643	36,282	47	-18,591
Reserves for loans to borrowers in specific foreign countries	**305**	238	448	67	-142

(2) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Reserves for possible loan losses	**66,501**	56,689	77,076	9,811	-10,575
General reserves	**53,882**	41,471	43,390	12,411	10,491
Specific loan loss reserves	**12,312**	14,979	33,237	-2,667	-20,924
Reserves for loans to borrowers in specific foreign countries	**305**	238	448	67	-142

(3) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Reserves for loan trust	**5,011**	5,431	5,781	-419	-770
Reserves for jointly-operated money trust	**504**	524	552	-19	-47
Total	**5,516**	5,955	6,333	-439	-817

14. Balance of major accounts (Banking a/c) (Non-consolidated)

		Millions of Yen				
		Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Deposits	(Ending balance)	**10,316,161**	9,750,632	9,095,353	565,528	1,220,808
	(Average balance)	**9,539,270**	9,294,034	8,741,703	245,235	797,566
Loans	(Ending balance)	**10,352,598**	9,903,899	9,035,826	448,698	1,316,772
	(Average balance)	**9,783,482**	9,383,610	8,694,287	399,871	1,089,195

<Ending balance of domestic deposits classified by depositors>

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Individuals	**6,536,849**	6,382,024	6,222,761	154,825	314,087
Corporates and other organizations	**2,384,491**	2,080,892	1,919,001	303,599	465,489
Total	**8,921,340**	8,462,916	8,141,763	458,424	779,577

Note: Excluding NCDs and offshore accounts

15. Balance of major accounts (Principal guaranteed trust a/c) (Non-consolidated)

			Millions of Yen				
			Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Principal	Jointly operated money trust	Ending balance	**1,216,743**	1,102,798	1,001,548	113,944	215,194
		Average balance	**1,097,898**	1,015,220	995,789	82,677	102,109
	Loan trust	Ending balance	**927,283**	1,004,356	1,086,639	-77,072	-159,356
		Average balance	**1,003,860**	1,044,615	1,206,779	-40,754	-202,918
	Total	Ending balance	**2,144,026**	2,107,154	2,088,188	36,871	55,838
		Average balance	**2,101,759**	2,059,836	2,202,568	41,923	-100,809
Loans	Jointly operated money trust	Ending balance	**167,347**	174,423	182,401	-7,076	-15,054
		Average balance	**174,949**	178,520	188,428	-3,570	-13,478
	Loan trust	Ending balance	**384,405**	464,465	553,524	-80,059	-169,118
		Average balance	**478,356**	521,606	691,304	-43,250	-212,948
	Total	Ending balance	**551,752**	638,888	735,925	-87,136	-184,173
		Average balance	**653,306**	700,127	879,733	-46,821	-226,426

<Ending principal balance classified by customers>

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Individuals	**1,187,961**	1,327,917	1,477,625	-139,955	-289,664
Corporates and other organizations	**956,065**	779,237	610,562	176,827	345,502
Total	**2,144,026**	2,107,154	2,088,188	36,871	55,838

16. Loans and consumer loans to small and mid-sized corporations

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Percentage to total loan balance	**47.6**	45.2	45.2	2.4	2.4
Loan balance	**4,965,456**	4,613,512	4,286,054	351,944	679,401

17. Consumer loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Mar. 2006	Sep. 2005	Mar. 2005	Change from Sep. 2005	Change from Mar. 2005
Residential mortgage loans	**1,337,460**	1,124,434	1,028,237	213,025	309,222
Other consumer loans	**507,547**	515,636	485,133	-8,088	22,414
Total	**1,845,008**	1,640,071	1,513,371	204,937	331,637

May 22, 2006

The Sumitomo Trust & Banking Co., Ltd.

Notice regarding amendment of dividend policy and Increase of forecast for the year-end dividend

The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") positions the policy of profit sharing with shareholders as one of the highest concerns and plan to share profits with shareholders in accordance with profit level of each fiscal year. Furthermore, Sumitomo Trust plans to increase the ratio of profit sharing in the mid term.

Based on the recent strong business performance, Sumitomo Trust hereby announces that Sumitomo Trust, at the meeting of the Board of Directors held on May 22, 2006, resolved upon an amendment of dividend policy as follows. Sumitomo Trust has decided the mid term target level of dividend payout ratio to be approximately 30% in order to further accelerate the profit sharing with shareholders. Accordingly, its forecast for the year-end dividend for the common stock of Fiscal year 2006 is decided as 15 yen per share.

1. Dividend policy

New policy	Previous policy
Sumitomo Trust has decided to increase the midterm target level of dividend payout ratio to net income on a consolidated basis to be approximately 30%, comprehensively evaluating the situation of its earnings and possible strategic investment opportunities.	The dividend policy of Sumitomo Trust is to set dividends in line with the amount of earnings available for payout. Sumitomo Trust has decided near-term target level of dividend payout ratio to net income on a consolidated basis to be 20% or above, comprehensively evaluating the situation of its earnings and possible strategic investment opportunities.

2. Forecast for year-end dividend for the Common Stock (FY2006)

Under the dividend policy above, the forecast for the year-end dividend for the common stock of FY 2006 is increased by 3 yen per share from 12 yen of the FY2005 to 15 yen.

(For reference)

	Dividend paid to common stock			
	FY2003 (Actual)	FY2004 (Actual)	FY2005 (Forecast)	FY2006 (Forecast)
Dividend per share (Yen)	6.00	12.00	12.00	15.00
Interim Dividend	0.00	0.00	6.00	7.50
Consolidated dividend payout ratio	11.4%	20.5%	20.6%	23.8%

For enquiries, please contact
Hitoshi Sato, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654